UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 21, 2026

REPLIGEN CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-14656	04-2729386
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

41 Seyon Street
Waltham, Massachusetts	02453
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (781) 250-0111

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	RGEN	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On July 21, 2026, Repligen Corporation, a Delaware corporation (“Repligen”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Repligen, Bravo Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Repligen (“Merger Sub 1”), Bravo Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Repligen (“Merger Sub 2”), and BioLife Solutions, Inc., a Delaware corporation (“BioLife”), pursuant to which Repligen will acquire, subject to the satisfaction or waiver of the conditions contained in the Merger Agreement, all of the outstanding shares of BioLife’s common stock, par value $0.001 per share (“BioLife Common Stock”), for $11.25 cash and 0.1442 shares of Repligen’s common stock, on a per share basis.

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub 1 will be merged with and into BioLife (the “First Merger”), with BioLife surviving the First Merger as a direct, wholly owned subsidiary of Repligen (the “Surviving Company”), and immediately following the First Merger, the Surviving Company will be merged with and into Merger Sub 2 (the “Second Merger,” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a direct, wholly owned subsidiary of Repligen.

The boards of directors of each of Repligen and BioLife have approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the effective time of the First Merger (the “First Merger Effective Time”), each share of BioLife Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the shares that are held by BioLife in treasury or owned by Repligen, Merger Sub 1 or Merger Sub 2 and shares with respect to which appraisal rights have been properly exercised and perfected, and have not been withdrawn, in accordance with Delaware law) shall be converted automatically into the right to receive (A) 0.1442 validly issued, fully paid and nonassessable shares of Repligen common stock (the “Exchange Ratio”) (such shares of Repligen common stock, the “Stock Consideration”) and (B) $11.25 in cash, without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). No fractional shares of Repligen common stock will be issued in the Mergers, and stockholders of BioLife will receive cash in lieu of any fractional shares as part of the Merger Consideration, as specified in the Merger Agreement.

Immediately prior to the First Merger Effective Time:

•

options to acquire shares of BioLife Common Stock (“BioLife Options”) outstanding immediately prior to the First Merger Effective Time, whether vested or unvested, shall become fully vested and be cancelled in exchange for a payment to the holder thereof in shares of BioLife Common Stock equal to (i) the number of shares of BioLife Common Stock subject to such BioLife Options minus (ii) a number of any shares of BioLife Common Stock equal in value to the aggregate exercise price thereof (net of any shares of BioLife Common Stock equal in value to any applicable tax to be deducted or withheld in respect thereof);

•

awards of restricted stock units of BioLife that are subject solely to time-based vesting (“BioLife RSUs”) outstanding immediately prior to the First Merger Effective Time shall accelerate vesting in full and be settled and paid to the holder thereof in shares of BioLife Common Stock (net of any shares of BioLife Common Stock equal in value to any applicable tax to be deducted or withheld in respect thereof);

•

awards of restricted stock units of BioLife that are subject to performance-based vesting (“BioLife PSUs”) outstanding immediately prior to the First Merger Effective Time shall accelerate vesting in full and be settled and paid to the holder thereof in shares of BioLife Common Stock (assuming the greater of target or actual (measured as of the latest practicable date prior to the First Merger Effective Time)) achievement of the applicable performance goals and net of any shares of BioLife Common Stock equal in value to any applicable tax to be deducted or withheld in respect thereof; and

•

awards of outstanding unvested restricted stock (“BioLife RSAs”) shall accelerate vesting in full and be released to the holder thereof in shares of BioLife Common Stock (net of any shares of BioLife Common Stock equal in value to any applicable tax to be deducted or withheld in respect thereof).

All shares of BioLife Common Stock issuable pursuant to the BioLife Options, BioLife RSUs, BioLife PSUs and BioLife RSAs as provided above shall be converted automatically into the right to receive the Merger Consideration as of the First Merger Effective Time.

Conditions to the Mergers

The consummation of the Mergers is subject to customary closing conditions, including (among others) (i) the adoption and approval of the Merger Agreement by the holders of a majority of the outstanding shares of BioLife Common Stock entitled to vote thereon (the “BioLife Stockholder Approval”) at a duly held meeting of the stockholders of BioLife (the “BioLife Stockholders’ Meeting”); (ii) the absence of any adverse law or order that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Mergers (the “Restraint Condition”); (iii) the shares of Repligen common stock to be issued in the First Merger being approved for listing on The Nasdaq Stock Market; (iv) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of consents required under antitrust laws of specified jurisdictions (the “Antitrust Condition”); (v) the U.S. Securities and Exchange Commission (the “SEC”) having declared effective the Registration Statement on Form S-4 to be filed by Repligen, which will contain the proxy statement/prospectus of the parties in connection with the Mergers; (vi) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Repligen and BioLife contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement; and (vii) the absence of a continuing material adverse effect with respect to each of Repligen and BioLife. The parties expect that the Mergers will be completed in the fourth quarter of 2026, subject to satisfaction of customary closing conditions, including those described above.

Certain Other Terms of the Merger Agreement

Repligen, BioLife, Merger Sub 1 and Merger Sub 2 each made certain customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by (i) BioLife to use reasonable efforts to conduct its business in the ordinary course consistent with past practice, including by using reasonable efforts to preserve substantially intact its present business organization and material assets, and, except as otherwise consented to by Repligen in writing and subject to other exceptions, to refrain from taking certain actions specified in the Merger Agreement, and (ii) Repligen to use reasonable efforts to conduct its business in the ordinary course consistent with past practice, including by using reasonable efforts to preserve substantially intact its present business organization and material assets, and, except as otherwise consented to by BioLife in writing and subject to other exceptions, to refrain from taking certain actions specified in the Merger Agreement, in each case, during the period between the execution of the Merger Agreement and consummation of the Mergers, subject to earlier termination of the Merger Agreement. The parties to the Merger Agreement also agreed to use reasonable best efforts to cause the conditions of the Mergers to be satisfied and to consummate the Mergers.

The Merger Agreement also provides that BioLife is prohibited from initiating, soliciting, proposing, knowingly encouraging, or knowingly facilitating any competing transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing transaction proposals, subject to certain exceptions; however, BioLife’s board of directors may change its recommendation of the Merger Agreement to its stockholders for adoption and approval in response to an unsolicited superior proposal or an intervening event if the BioLife board of directors determines in good faith that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law (a “Board Recommendation Change”).

The Merger Agreement also provides for certain termination rights for both Repligen and BioLife, including, among others, (i) the right of either party to terminate the Merger Agreement if the Mergers have not been consummated prior to 5:00 p.m. New York time on January 31, 2027 (the “Outside Date”) (which date is subject to automatically extend by 180 days if the Antitrust Condition or the Restraint Condition (solely with respect to the HSR Act or other antitrust laws) is the only condition outstanding, or by 90 days if the SEC has not declared effective under the Securities Act of 1933, as amended (the “Securities Act”), the Registration Statement on or before November 30, 2026), (ii) the right for Repligen to terminate if, prior to receipt of the BioLife Stockholder Approval, BioLife’s board of directors makes a Board Recommendation Change, (iii) by either party in the event that the BioLife Stockholder Approval is not obtained at the BioLife Stockholders’ Meeting, and (iv) by BioLife if, prior to receipt of the BioLife Stockholder Approval, BioLife’s board of directors approves entry into a definitive agreement for an unsolicited superior proposal. Upon termination of the Merger Agreement under certain specified circumstances, including the termination of the Merger Agreement by (x) Repligen if BioLife’s board of directors makes a Board Recommendation Change, (y) BioLife in order for BioLife to enter into definitive agreement for an unsolicited superior proposal or (z) (I) either party for failure to obtain the BioLife Stockholder Approval and a competing transaction proposal was publicly announced and not withdrawn five business days prior to the BioLife Stockholders’ Meeting, or (II) BioLife terminates on account of the Outside Date if Repligen would have been permitted to terminate for BioLife’s breach or Repligen terminates due to a breach by BioLife and, prior to either termination set forth in this clause (II), a competing transaction proposal has been communicated to BioLife’s board of directors and not withdrawn five business days prior to such termination and, following a termination set forth in clause (I) or (II), within 12 months of the termination date, BioLife enters into a definitive agreement for, or consummates, a competing transaction proposal, BioLife may be required to pay Repligen a termination fee of $59,000,000.

The foregoing description of the material terms of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Repligen or BioLife or to modify or supplement any factual disclosures about Repligen or BioLife in their respective SEC filings. The Merger Agreement includes representations, warranties and covenants of Repligen and BioLife made solely for the purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by Repligen and BioLife in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to Repligen or BioLife’s SEC filings. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and should not be relied upon as establishing factual matters.

Item 2.02	Results of Operations and Financial Condition.

On July 22, 2026, Repligen announced certain preliminary financial results for the second quarter ended June 30, 2026. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K and the presentation accompanying such release and the conference call and webcast described below is attached as Exhibit 99.2 to this Current Report on Form 8-K.

The information contained in Item 2.02 of this Form 8-K and the Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 7.01	Regulation FD Disclosure.

On July 22, 2026, BioLife and Repligen issued a joint press release announcing (a) their entry into the Merger Agreement described in Item 1.01 of this Current Report on Form 8-K, (b) details for Repligen’s conference call and webcast and (c) certain financial updates as noted in Item 2.02 of this Current Report on Form 8-K. Also as noted above, a copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and the presentation accompanying such release and the conference call and webcast is attached as Exhibit 99.2 to this Current Report on Form 8-K.

Item 8.01	Other Events

Repligen’s management also delivered an Employee Frequently Asked Questions memorandum on July 22, 2026. A copy of Repligen’s Employee Frequently Asked Questions memorandum is attached hereto as Exhibit 99.3 and is incorporated herein by reference. In addition, the Chief Executive Officer of Repligen, Olivier Loeillot, sent an email to the Company’s employees to notify them of the execution of the Merger Agreement. A copy of Mr. Loellot’s email is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The information contained in Item 7.01 of this Current Report on Form 8-K (including Exhibits 99.1 and 99.2 attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly provided by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated July 21, 2026, by and among Repligen Corporation, BioLife Solutions, Inc., Bravo Merger Sub I, Inc., and Bravo Merger Sub II, LLC.

99.1	Press Release, dated July 22, 2026 (furnished herewith).

99.2	Presentation, dated July 22, 2026 (furnished herewith).

99.3	Employee FAQ, dated July 22, 2026

99.4	E-mail from Olivier Loeillot to Employees, sent on July 22, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Portions of this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish copies of any omitted exhibits and schedules to the SEC upon its request; provided, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibits or schedules so furnished.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication, which are not historical in nature or do not relate to current facts, are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provisions of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on, among other things, Repligen management’s and BioLife management’s beliefs, assumptions, current expectations, estimates and projections about the economy and Repligen and BioLife, as applicable, and the industries in which Repligen and BioLife operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements include statements regarding, among other things, the expected benefits of the Mergers and Repligen’s ability to recognize the benefits of the Mergers; the anticipated timing of the closing of the Mergers; the anticipated financial impact of the Mergers on Repligen and the belief that this is a financially compelling transaction and accretive in the near-term; expectations for Repligen’s performance following the Mergers, including future financial and operating results; beliefs that the Mergers will accelerate profitable growth; beliefs and expectations about the cell therapy industry, including its growth, and BioLife’s position as a highly-differentiated cell processing tool leader; anticipated synergies; beliefs about the drivers for future growth following the Mergers, including with respect to the pipeline and regulatory matters; the expected impact on customers and revenue opportunities; BioLife’s second quarter results; Repligen’s second quarter results, including revenue growth and expectations for strong margin expansion and Repligen’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. Repligen and BioLife caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger

Agreement; the outcome of any legal proceedings that may be instituted against Repligen or BioLife; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect Repligen following the Mergers, or the expected benefits of the Mergers); the failure to obtain BioLife Stockholder Approval or to satisfy any of the other conditions to the Mergers on a timely basis or at all; the possibility that the anticipated benefits of the Mergers, including anticipated synergies, financial impact and revenue growth, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Repligen and BioLife do business; the risk that the parties have overestimated the size or trajectory of the cell therapy market and BioLife’s market position; the potential for increased regulatory scrutiny and the impact on the clinical pipeline, global approvals and expanded indications; the possibility that the Mergers may be more expensive to complete than anticipated; diversion of BioLife and Repligen management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Mergers; risks relating to the potential dilutive effect of shares of Repligen common stock to be issued in the Mergers and other factors that may affect future results of Repligen. Additional factors that could cause results to differ materially from those described above can be found in Repligen’s Annual Report on Form 10-K for the year ended December 31, 2025, Repligen’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, BioLife’s Annual Report on Form 10-K for the year ended December 31, 2025, as amended by BioLife’s Annual Report on Form 10-K/A filed with the U.S. Securities and Exchange Commission (the “SEC”), on April 28, 2026 (collectively, the “BioLife 2025 Form 10-K”), BioLife’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, in each issuer’s respective Current Reports on Form 8-K and in other documents Repligen and BioLife file with the SEC, which are available on the SEC’s website at www.sec.gov. Repligen and BioLife caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Repligen and BioLife each disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Additional Information and Where to Find It

In connection with the Mergers, Repligen will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of BioLife and a prospectus of Repligen (the “proxy statement/prospectus”), and each of Repligen and BioLife may file with the SEC other relevant documents regarding the Mergers. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY REPLIGEN AND BIOLIFE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REPLIGEN, BIOLIFE AND THE MERGERS. When final, a definitive copy of the proxy statement/prospectus will be mailed to BioLife stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Repligen and BioLife, free of charge from Repligen or BioLife or from the SEC’s website when they are filed. The documents filed by Repligen with the SEC may be obtained free of charge at Repligen’s website, at www.repligen.com, or by requesting them by mail at Repligen Corporation, 41 Seyon Street Building 1, Suite 100 Waltham, Massachusetts 02453, Attention: Corporate Secretary. The documents filed by BioLife with the SEC may be obtained free of charge at BioLife’s website, at www. biolifesolutions.com, or by requesting them by mail at BioLife Solutions, Inc., 3303 Monte Villa Parkway, Suite 310, Bothell, WA 98021, Attention: Corporate Secretary. The information included on Repligen’s and BioLife’s websites is not incorporated by reference into this communication.

Participants in the Solicitation

Repligen and BioLife and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BioLife in respect of the Mergers. Information about Repligen’s directors and executive officers is available in Repligen’s proxy statement, dated April 2, 2026, for its 2026 Annual Meeting of Stockholders, and other documents filed by Repligen with the SEC. Information about BioLife’s directors and executive officers is available in the BioLife 2025 Form 10-K, in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by BioLife’s directors and executive officers, and other documents filed by BioLife with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Mergers when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Repligen or BioLife as indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REPLIGEN CORPORATION

Date: July 22, 2026	By:	/s/ Olivier Loeillot
	Name:	Olivier Loeillot
	Title:	President and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

REPLIGEN CORPORATION,

BRAVO MERGER SUB I, INC.,

BRAVO MERGER SUB II, LLC,

and

BIOLIFE SOLUTIONS, INC.

Dated as of July 21, 2026

- i -

- ii -

ANNEX A – Certain Definitions	Annex A-1

ANNEX B-1 – Certificate of Incorporation of Surviving Company	Annex B-1

ANNEX B-2 – Bylaws of Surviving Company	Annex B-2

ANNEX B-3 – Certificate of Formation of Surviving LLC	Annex B-3

ANNEX B-4 – Limited Liability Company Agreement of Surviving LLC	Annex B-4

- iii -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 21, 2026 (this “Agreement”), is entered into by and among Repligen Corporation, a Delaware corporation (“Parent”), Bravo Merger Sub I, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), Bravo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2”) and BioLife Solutions, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including (a) the merger of Merger Sub 1 with and into the Company, with the Company continuing as the Surviving Company following such merger (the “First Merger”) and (b) immediately following the First Merger, the merger of the Surviving Company with and into Merger Sub 2, with Merger Sub 2 continuing as the Surviving LLC following such merger (the “Second Merger” and, together with the First Merger, the “Mergers”), are fair to, and in the best interests of, the Company and the holders of the shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers, (iii) directed that this Agreement be submitted to the holders of Company Common Stock for their adoption and approval, and (iv) resolved to recommend that the holders of Company Common Stock adopt and approve this Agreement and the Transactions, including the Mergers;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement, the Transactions, including the issuance of shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”), in connection with the Mergers (the “Parent Share Issuance”), are in the best interests of Parent and the holders of Parent Common Stock, and (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Share Issuance;

WHEREAS, the board of directors of Merger Sub 1 has (a) determined that this Agreement, the First Merger and the other Transactions to be consummated by Merger Sub 1 are advisable to, fair to, and in the best interests of, Merger Sub 1 and its sole stockholder, (b) duly authorized and approved the execution, delivery and performance by Merger Sub 1 of this Agreement and the consummation by Merger Sub 1 of the Transactions to be consummated by it, including the First Merger, and (c) resolved to recommend adoption of this Agreement by the sole stockholder of Merger Sub 1;

WHEREAS, the sole member of Merger Sub 2 has (a) determined that this Agreement, the Second Merger and the other Transactions to be consummated by Merger Sub 2 are advisable to, fair to, and in the best interests of, Merger Sub 2 and its sole member, and (b) duly authorized and approved the execution, delivery and performance by Merger Sub 2 of this Agreement and the consummation by Merger Sub 2 of the Transactions to be consummated by it, including the Second Merger; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Reorganization Treatment”), and this Agreement constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub 1, Merger Sub 2 and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Aggregate Stock Consideration	Section 3.1(a)(iv)
Agreement	Preamble
Appraisal Shares	Section 3.5
Book-Entry Shares	Section 3.4(b)(ii)
Cash Consideration	Section 3.1(a)(i)
Certificates	Section 3.4(b)(i)
Certificates of Merger	Section 2.2(b)
Closing	Section 2.2(a)
Closing Date	Section 2.2(a)
Code	Recitals
Company	Preamble
Company Alternative Acquisition Agreement	Section 6.3(d)(iv)
Company Applicable Date	Section 4.5(a)
Company Board	Recitals
Company Board Recommendation	Section 4.3(a)
Company Capital Stock	Section 4.2(a)
Company Change of Recommendation	Section 6.3(d)(vii)
Company Common Stock	Recitals
Company Contracts	Section 4.18(b)
Company Disclosure Letter	ARTICLE IV
Company Employee	Section 4.10(h)
Company Equity Awards	Section 4.2(b)
Company Equity Plans	Section 3.3(a)
Company FA	Section 4.20
Company Insurance Policies	Section 4.19
Company Intellectual Property	Section 4.14(b)
Company Leased Real Property	Section 4.15

Definition	Section
Company Material Adverse Effect	Section 4.1
Company Permits	Section 4.9(a)
Company Preferred Stock	Section 4.2(a)
Company PRSU Award	Section 3.3(b)
Company Real Property Lease	Section 4.15
Company Registered and Pending Intellectual Property	Section 4.14(a)
Company Related Party Transaction	Section 4.22
Company RS Award	Section 3.3(d)
Company RSU Award	Section 3.3(a)
Company SEC Documents	Section 4.5(a)
Company Stock Option	Section 3.3(c)
Company Stockholders Meeting	Section 4.4
Confidentiality Agreement	Section 6.6(b)
Contingent Workers	Section 4.11(b)
Continuing Employee	Section 6.18(a)
D&O Insurance	Section 6.8(b)
days	Section 9.4(e)
DGCL	Section 2.1(a)
DLLCA	Section 2.1(b)
DSP	Section 4.17(d)
DTC	Section 3.4(b)(ii)
e-mail	Section 9.3
Eligible Shares	Section 3.1(a)(i)
Enforceability Exceptions	Section 4.3(a)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(a)
Exchange Ratio	Section 3.1(a)(i)
Excluded Shares	Section 3.1(a)(i)
FCPA	Section 4.17(a)
First Certificate of Merger	Section 2.2(b)
First Merger	Recitals
First Merger Effective Time	Section 2.2(b)
GAAP	Section 4.5(b)
HSR Act	Section 4.4
Indemnified Person	Section 6.8(a)
International Trade Laws	Section 4.17(b)
Proxy Statement	Section 4.4
Letter of Transmittal	Section 3.4(b)(i)
made available	Section 9.4(e)
Maximum Share Number	Section 3.1(a)(iv)
Measurement Date	Section 4.2(a)
Merger Consideration	Section 3.1(a)(i)
Merger Sub 1	Preamble
Merger Sub 2	Preamble

Definition	Section
Outside Date	Section 8.1(b)(ii)
Parent	Preamble
Parent 2012 Plan	Section 5.2(b)
Parent 2018 Plan	Section 5.2(b)
Parent Applicable Date	Section 5.5(a)
Parent Board	Recitals
Parent Capital Shares	Section 5.2(a)
Parent Common Stock	Recitals
Parent Contracts	Section 5.12(a)(x)
Parent Disclosure Letter	ARTICLE V
Parent Equity Plans	Section 5.2(a)
Parent Intellectual Property	Section 5.21(b)
Parent Material Adverse Effect	Section 5.1
Parent Permits	Section 5.9(a)
Parent Preferred Shares	Section 5.2(a)
Parent Public Documents	Section 5.5(a)
Parent Related Party Transaction	Section 5.15
Parent Share Issuance	Recitals
Parent Trading Price	Section 3.1(a)(iv)
pdf	Section 2.2(a)
Post-Effective Time Dividends	Section 3.4(f)
Pre-Closing Period	Section 6.1(a)
Privacy Requirements	Section 4.14(j)
Proxy Statement	Section 4.4
Registration Statement	Section 4.4
Reorganization Treatment	Recitals
Rev. Proc. 2018-12	Section 6.14(b)
Second Certificate of Merger	Section 2.2(b)
Second Merger	Recitals
Second Merger Effective Time	Section 2.2(b)
Stock Consideration	Section 3.1(a)(i)
Surviving Company	Section 2.1(a)
Surviving LLC	Section 2.1(b)
Tail Policy	Section 6.8(b)
Terminable Breach	Section 8.1(b)(iii)
Top Company Customers	Section 4.25
Top Parent Customers	Section 5.12(a)(viii)
Transaction Litigation	Section 6.9

ARTICLE II

THE MERGERS

Section 2.1 The Mergers. Upon the terms and subject to the conditions of this Agreement:

(a) at the First Merger Effective Time, Merger Sub 1 will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the First Merger, the separate existence of Merger Sub 1 shall cease and the Company shall continue its existence under the DGCL as the surviving corporation of the First Merger (in such capacity, the “Surviving Company”) and a wholly owned subsidiary of Parent; and

(b) at the Second Merger Effective Time, the Surviving Company will be merged with and into Merger Sub 2 in accordance with the provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”). As a result of the Second Merger, the separate existence of the Surviving Company shall cease and Merger Sub 2 shall continue its existence under the DLLCA as the surviving limited liability company of the Second Merger (in such capacity, the “Surviving LLC”) and a wholly owned subsidiary of Parent.

Section 2.2 Closing.

(a) The closing of the Mergers (the “Closing”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means at 8:00 a.m., New York time, on a date that is within five (5) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in ARTICLE VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another time, date or place is agreed to in writing by Parent and the Company. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b) As soon as practicable on the Closing Date, (i) the Company will cause a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be executed and filed with the Office of the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and (ii) immediately following the First Merger Effective Time, Merger Sub 2 shall cause a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) to be executed and filed with the Office of the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DLLCA, and to be filed with the Office of the Secretary of State of the State of Delaware. The First Merger shall become effective upon the due filing and acceptance of the First Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree upon in writing and shall specify in such First Certificate of Merger (the time the First Merger becomes effective being the “First Merger Effective Time”). The Second Merger shall become effective upon the due filing and acceptance of the Second Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree upon in writing and shall specify in such Second Certificate of Merger (the “Second Merger Effective Time”).

Section 2.3 Effect of the Mergers.

(a) At the First Merger Effective Time, the First Merger shall have the effects set forth in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub 1 shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub 1 shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

(b) At the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and, if applicable, the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub 2 and the Surviving Company shall vest in the Surviving LLC, and all debts, liabilities, obligations, restrictions, disabilities and duties of Merger Sub 2 and the Surviving Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving LLC.

Section 2.4 Organizational Documents.

(a) Subject to Section 6.8(a), at the First Merger Effective Time: (i) the certificate of incorporation of the Company as in effect immediately prior to the First Merger Effective Time shall be amended and restated in its entirety to read as set forth in the form attached as Annex B-1, which shall be the certificate of incorporation of the Surviving Company until duly amended in accordance with the DGCL and such certificate of incorporation; and (ii) the Company shall have taken all lawful actions so that the bylaws of the Company as in effect immediately prior to the First Merger Effective Time shall be amended and restated in their entirety to read as set forth in the form attached as Annex B-2, which shall be the bylaws of the Surviving Company until duly amended in accordance with the DGCL and such bylaws.

(b) Subject to Section 6.8(a), at the Second Merger Effective Time, (i) the certificate of formation of Merger Sub 2 shall be amended and restated in its entirety to be in substantially the form set forth as Annex B-3, and as so amended and restated shall be the certificate of formation of the Surviving LLC until thereafter amended as provided therein or by applicable Law; and (ii) the limited liability company agreement of Merger Sub 2 shall be amended and restated to be in substantially the form set forth as Annex B-4, and as so amended and restated shall be the limited liability company agreement of the Surviving LLC until thereafter amended as provided therein or by applicable Law.

Section 2.5 Directors and Officers.

(a) Unless otherwise determined by Parent prior to the First Merger Effective Time, the Parties shall take all necessary action to cause the directors and officers of Merger Sub 1 as of immediately prior to the First Merger Effective Time to be the directors and officers of the Surviving Company, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.

(b) Unless otherwise determined by Parent prior to the Second Merger Effective Time, the managers and officers, or other equivalent governing person, of Merger Sub 2 immediately prior to the Second Merger Effective Time shall be the managers and officers, or other equivalent governing person, of the Surviving LLC, and such persons shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the organizational documents of the Surviving LLC.

ARTICLE III

EFFECT OF THE MERGERS; EXCHANGE

Section 3.1 Effect of the First Merger.

(a) Capital Stock of the Company. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub 1, the Company, or any holder of any securities of Parent, Merger Sub 1, or the Company:

(i) Subject to adjustment in accordance with Section 3.1(a)(iv) and Section 3.1(b), as applicable, each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (excluding any Excluded Shares and any Appraisal Shares) (the “Eligible Shares”) shall be converted automatically into the right to receive: (A) 0.1442 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Stock Consideration”) and (B) $11.25 in cash, without interest (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”).

(ii) All Eligible Shares shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of an Eligible Share shall cease to have any rights with respect thereto, except the right to receive upon surrender or exchange, as applicable, of any Certificates or Book-Entry Shares in accordance with Section 3.4, (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h), and (C) any Post-Effective Time Dividends, in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4(f).

(iii) All shares of Company Common Stock held by the Company as treasury shares and all shares of Company Common Stock issued and outstanding and held by Parent, Merger Sub 1 or Merger Sub 2 immediately prior to the First Merger Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the First Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(iv) Notwithstanding anything to the contrary in this Agreement, if the aggregate number of shares of Parent Common Stock to be issued in connection with this Agreement (including the number of shares of Parent Common Stock issuable in respect of the portion of the unallocated share reserve under the Company Equity Plans that Parent determines to assume) (the “Aggregate Stock Consideration”) would exceed the maximum number of shares of Parent Common Stock that may be issued in connection with the Transactions without requiring approval of Parent’s stockholders under Nasdaq Listing Rule 5635, which number shall not exceed nineteen and nine-tenths percent (19.9%) of the issued and outstanding shares of Parent Common

Stock immediately prior to the First Merger Effective Time (the “Maximum Share Number”), then: (A) the Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to the four decimal places) so that the Aggregate Stock Consideration does not exceed the Maximum Share Number; and (B) the Cash Consideration shall be increased on a per Eligible Share basis by an amount in cash equal to the volume-weighted average trading price of one share of Parent Common Stock on Nasdaq for the five consecutive Trading Days ending two (2) Trading Days immediately preceding the First Merger Effective Time (the “Parent Trading Price”) multiplied by the difference between (x) the Exchange Ratio set forth in Section 3.1(a)(i) (prior to any adjustment pursuant to this Section 3.1(a)(iv)) and (y) the Exchange Ratio as adjusted pursuant to this Section 3.1(a)(iv), with such amount rounded up to the nearest whole cent.

(b) Impact of Stock Splits, Etc. Notwithstanding the foregoing, in the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for Parent Common Stock, in each case of clauses (i) and (ii) issued and outstanding after the date of this Agreement and prior to the First Merger Effective Time, by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio and the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Exchange Ratio and the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(b). Nothing in this Section 3.1(b) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement (including Section 6.1 and Section 6.2).

(c) Capital Stock of Merger Sub 1. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub 1, the Company or any holder of shares of common stock of Merger Sub 1, each share of common stock of Merger Sub 1 issued and outstanding immediately prior to the First Merger Effective Time shall be converted automatically into and become one share of common stock of the Surviving Company.

Section 3.2 Effect of the Second Merger. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Parent, Merger Sub 2, the Surviving Company or any holder of any securities of Merger Sub 2 or the Surviving Company:

(a) Interests of the Surviving Company. Each share of capital stock of the Surviving Company issued and outstanding immediately prior to the Second Merger Effective Time shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto.

(b) Equity Interests of Merger Sub 2. Each limited liability company interest of Merger Sub 2 issued and outstanding immediately prior to the Second Merger Effective Time shall remain issued and outstanding and shall constitute the only outstanding limited liability company interests of the Surviving LLC immediately following the Second Merger Effective Time, and Parent, as the sole member of Merger Sub 2 immediately prior to the Second Merger Effective Time, shall continue as the sole member of the Surviving LLC immediately following the Second Merger Effective Time.

Section 3.3 Treatment of Company Equity Awards.

(a) Company RSU Awards. Immediately prior to the First Merger Effective Time, by virtue of the First Merger, each outstanding award of restricted stock units of the Company granted pursuant to the Company’s Amended and Restated 2013 Performance Incentive Plan or the Company’s 2023 Omnibus Performance Incentive Plan, each, as amended from time to time (collectively, the “Company Equity Plans”), that was subject solely to time-based vesting immediately prior to the First Merger Effective Time (each, a “Company RSU Award”) shall, automatically and without any action on the part of the Parties or any holder of a Company RSU Award, accelerate vesting and be settled and paid to the holder thereof in shares of Company Common Stock (net of any shares of Company Common Stock equal in value to any applicable Tax to be deducted or withheld in respect thereof). Each share of Company Common Stock issued to a Company RSU Award holder in settlement of a Company RSU Award pursuant to this Section 3.3 shall, upon issuance, constitute an Eligible Share for all purposes of this Agreement and shall be treated accordingly in the Mergers.

(b) Company PRSU Awards. Immediately prior to the First Merger Effective Time, by virtue of the First Merger, each outstanding award of restricted stock units of the Company granted pursuant to the Company Equity Plans that was subject to performance-based vesting immediately prior to the First Merger Effective Time (each, a “Company PRSU Award”) shall, automatically and without any action on the part of the Parties or any holder of a Company PRSU Award, accelerate vesting and be settled and paid to the holder thereof in shares of Company Common Stock (assuming the greater of target or actual (measured as of the latest practicable date prior to the First Merger Effective Time) achievement of the applicable performance goals and net of any shares of Company Common Stock equal in value to any applicable Tax to be deducted or withheld in respect thereof). Each share of Company Common Stock issued to a Company PRSU Award holder in settlement of a Company PRSU Award pursuant to this Section 3.3 shall, upon issuance, constitute an Eligible Share for all purposes of this Agreement and shall be treated accordingly in the Mergers.

(c) Company Stock Options. Immediately prior to the First Merger Effective Time, by virtue of the First Merger, each outstanding option to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted pursuant to the Company Equity Plans, whether vested or unvested shall, automatically and without any action on the part of the Parties or any holder of a Company Stock Option, become fully vested and be cancelled in exchange for a payment to the holder thereof in shares of Company Common Stock equal to (i) the number of shares of Company Common Stock subject to such Company Stock Options minus (ii) a number of any shares of Company Common Stock equal in value to the aggregate exercise price thereof. Such payment shall further be net of any shares of Company Common Stock equal in value to any applicable Tax to be deducted or withheld in respect thereof. Each share of Company Common Stock issued to a Company Stock Option holder in settlement of a Company Stock Option pursuant to this Section 3.3 shall, upon issuance, constitute an Eligible Share for all purposes of this Agreement and shall be treated accordingly in the Mergers.

(d) Company RS Awards. Immediately prior to the First Merger Effective Time, by virtue of the First Merger, each outstanding unvested stock award of the Company granted pursuant to the Company Equity Plans (each, a “Company RS Award”) shall, automatically and without any action on the part of the Parties or any holder of a Company RS Award, accelerate vesting and be released to the holder thereof in shares of Company Common Stock (net of any shares of Company Common Stock equal in value to any applicable Tax to be deducted or withheld in respect thereof). Each share of Company Common Stock released to a Company RS Award holder pursuant to this Section 3.3 shall, upon release, constitute an Eligible Share for all purposes of this Agreement and shall be treated accordingly in the Mergers.

(e) Required Actions. Prior to the First Merger Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Equity Plans) shall pass any necessary resolutions or take any other required action in order to effect the foregoing provisions of this Section 3.3, effective as of, and contingent upon, the First Merger Effective Time.

Section 3.4 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the First Merger Effective Time, Parent shall enter into an agreement with a commercial bank, trust company or transfer agent that is reasonably acceptable to the Company to act as agent for the holders of Company Common Stock in connection with the First Merger (the “Exchange Agent”) and to receive the aggregate Merger Consideration to which such holders shall become entitled pursuant to this ARTICLE III. At or immediately prior to the First Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent in a separate account, for the benefit of the holders of Eligible Shares, for issuance in accordance with this ARTICLE III through the Exchange Agent, evidence of shares of Parent Common Stock in book-entry form and cash sufficient to pay the aggregate Merger Consideration to which the holders of Eligible Shares shall be entitled at the First Merger Effective Time pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions payable to holders of Eligible Shares, including pursuant to Section 3.4(f) and to make payments in lieu of fractional shares pursuant to Section 3.4(h). The Exchange Agent shall, as promptly as reasonably practicable, pursuant to irrevocable instructions, deliver the aggregate Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.4(a), Section 3.4(f) and Section 3.4(h), the Exchange Fund shall not be used for any other purpose. Any cash and Parent Common Stock deposited with the Exchange Agent (including any Post-Effective Time Dividends payable to holders of Eligible Shares pursuant to Section 3.4(f) and any payment for fractional shares in accordance with Section 3.4(h)) shall hereinafter be referred to as the “Exchange Fund.” Parent shall pay, or cause to be paid, all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent that, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash portion of the Merger Consideration as contemplated by this ARTICLE III, Parent shall promptly replace, restore or supplement (or cause to be replaced, restored or supplemented) the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such aggregate cash payments of Merger Consideration as contemplated by this ARTICLE III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable under this ARTICLE III shall, at the discretion of Parent, be returned to Parent or the Surviving Company in accordance with Section 3.4(d).

(b) Payment Procedures.

(i) Certificates. As soon as practicable after the First Merger Effective Time, and in any event within two (2) Business Days thereafter, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the First Merger Effective Time, of a certificate or certificates that immediately prior to the First Merger Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the First Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 3.4(g)) to the Exchange Agent, and which shall be in a customary form as mutually agreed upon by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the aggregate Merger Consideration set forth in Section 3.1(a)(i) and this Section 3.4(b). Upon surrender to the Exchange Agent on or before the first anniversary of the Closing Date of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.4(g)), together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, Parent shall cause the Exchange Agent to pay or deliver, as applicable, to the holder of such Certificate (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the applicable aggregate Cash Consideration, any Post-Effective Time Dividends payable to holders of Eligible Shares pursuant to Section 3.4(f) and any cash payable in lieu of any fractional share of Parent Common Stock pursuant to Section 3.4(h).

(ii) Non-DTC Book-Entry Shares. As soon as practicable after the First Merger Effective Time, and in any event within two (2) Business Days thereafter, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the First Merger Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through the Depository Trust Company (“DTC”), (A) a notice advising such holders of the effectiveness of the First Merger, (B) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the applicable aggregate Cash Consideration and the cash payable in lieu of any fractional share of Parent Common Stock pursuant to Section 3.4(h).

(iii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees promptly on or after the Closing Date, and in any event within two (2) Business Days thereafter, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the aggregate Merger Consideration and the cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h), if any.

(iv) No Interest. No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this ARTICLE III.

(v) Payment other than to Record Holder. With respect to Certificates, if payment of any Merger Consideration and any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that Certificates so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of such Merger Consideration and any such cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h) to a Person other than the registered holder of such Eligible Shares surrendered or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of any Merger Consideration and any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h), shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the First Merger Effective Time. Until surrendered or exchanged, as applicable, as contemplated by this Section 3.4(b)(v), each Certificate or Book-Entry Share shall be deemed at any time after the First Merger Effective Time to represent only the right to receive upon such surrender or exchange, as applicable, the applicable Merger Consideration, any cash payable in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h), and any Post-Effective Time Dividends payable to holders of such Eligible Shares pursuant to Section 3.4(f).

(c) Termination of Rights. The aggregate Merger Consideration and any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h), paid upon the surrender for exchange of Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Shares, subject, however, to Parent’s obligation to pay any Post-Effective Time Dividends payable to holders of Eligible Shares pursuant to Section 3.4(f). At the First Merger Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of the Company’s capital stock outstanding immediately prior to the First Merger Effective Time. From and after the First Merger Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any shares of Company Common Stock, except as otherwise provided for in this Agreement or by applicable Law. If, after the First Merger Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged for the aggregate Merger Consideration, any cash payable in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h) and any Post-Effective Time Dividends payable to holders of Eligible Shares pursuant to Section 3.4(f).

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the one-year anniversary of the Closing Date shall be delivered to Parent or the Surviving Company, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Section 3.4 with respect to the surrender of such Certificates or Book-Entry Shares shall thereafter look only to the Surviving Company and Parent for payment of their claim for the Merger Consideration, any cash payable in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h) and any Post-Effective Time Dividends payable to holders of Eligible Shares pursuant to Section 3.4(f).

(e) No Liability. To the extent permitted by applicable Law, none of the Surviving Company, Parent, Merger Sub 1 or the Exchange Agent shall be liable to any holder of Eligible Shares for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered or exchanged, as applicable, prior to the time that is immediately prior to the time at which the aggregate Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Distributions with Respect to Unexchanged Parent Common Stock. No dividends or other distributions, if any, declared or made with respect to Parent Common Stock with a record date after the First Merger Effective Time (“Post-Effective Time Dividends”) shall be paid to the holder of any unsurrendered or unexchanged, as applicable, Certificate or Book-Entry Share with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender or exchange, as applicable, of such Certificate or Book-Entry Share, in each case until such holder shall surrender or exchange, as applicable, such Certificate or Book-Entry Share in accordance with this Section 3.4. Following surrender of any such Certificate or Book-Entry Share, there shall be paid to such holder in exchange therefor, without interest, (i) promptly after the time of such surrender, the Post-Effective Time Dividends theretofore paid with respect to such shares of Parent Common Stock to be issued to such holder in accordance with this Section 3.4, and (ii) at the appropriate payment date, the Post-Effective Time Dividends with a record date prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock to be issued to such holder in accordance with this Section 3.4. For purposes of dividends or other distributions in respect of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the First Merger with respect to Eligible Shares shall be entitled to Post-Effective Time Dividends pursuant to the immediately preceding sentence as if such shares of Parent Common Stock were issued and outstanding as of the First Merger Effective Time.

(g) Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, the aggregate Merger Consideration, cash payable in lieu of any fractional share of Parent Common Stock in accordance with Section 3.4(h) and any Post-Effective Time Dividends payable to holders of Eligible Shares pursuant to Section 3.4(f), in each case, payable in respect of Eligible Shares formerly represented by such Certificate.

(h) No Fractional Parent Common Stock. No fractional share of Parent Common Stock shall be issued upon the exchange of Eligible Shares in accordance with this Section 3.4 and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Parent or a holder of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged in accordance with this Section 3.4 who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the ten (10) consecutive Trading Days ending two (2) Trading Days prior to, but not including, the Closing Date as reported by Bloomberg, L.P. Promptly after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms hereof. The payment of cash in lieu of a fractional share interest is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange in accordance with this Section 3.4.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, Merger Sub 1, the Surviving Company, and the Exchange Agent, or any agent of the foregoing shall be entitled to deduct or withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Law. To the extent that amounts so properly deducted or withheld are paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding.

Section 3.5 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time that is held by any record holder who is entitled to demand and properly demands appraisal of such share pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(a)(i), but instead at the First Merger Effective Time shall represent solely the right to receive only those rights provided by Section 262 of the DGCL, and at the First Merger Effective Time, each Appraisal Share shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (a) such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and (b) the right of such holder to be receive those rights provided by Section 262 of the DGCL with respect to such holder’s Appraisal Shares shall be forfeited and cease and if such forfeiture shall occur following the First Merger Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the First Merger Effective Time, the right to receive, without interest thereon, the Merger Consideration in accordance with Section 3.1(a)(i) and Section 3.4. The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and the Company shall provide Parent with the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any such demands or offer to settle or settle any such demands. Except as required by applicable Law, any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Company Stockholder prior to the Company receiving Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Prior to the First Merger Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent, Merger Sub 1 and Merger Sub 2 on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents filed with or furnished to the SEC and available on EDGAR, since the Company Applicable Date and at least one (1) Business Day prior to the date of this Agreement to the extent the relevance of such disclosure to the applicable representation or warranty is reasonably apparent on the face of such disclosure (excluding any disclosures contained under the heading “Risk Factors” or in any other forward-looking statements or any other statements that are forward-looking in nature (but, in each such case, other than any factual information contained within such headings, disclosure or statements)), the Company represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 as follows:

Section 4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and, where such concept is recognized, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company, each as amended prior to the date of this Agreement, and each such Organizational Document as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in material violation of any of the provisions of such Organizational Documents.

Section 4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share, of which 4,250 shares have been designated as Series A Preferred Stock (“Company Preferred Stock” and, together with Company Common Stock, the “Company Capital Stock”). At the close of business on July 17, 2026 (the “Measurement Date”): (A) 48,924,156 shares of Company Common Stock were issued and outstanding (including Company RS Awards), and approximately 4,233,336 shares of Company Common Stock were reserved for issuance and (B) no shares of Company Preferred Stock were issued and outstanding. Since the Measurement Date until the date of this Agreement, the Company has not issued any securities (including derivative securities) except for shares of Company Common Stock issued upon exercise or settlement of the Company Equity Awards described in Section 4.2(b) as were outstanding at the close of business on the Measurement Date.

(b) At the close of business on the Measurement Date, (i) there were (A) 1,096,820 shares of Company Common Stock subject to outstanding Company RSU Awards, (B) 430,062 shares of Company Common Stock subject to outstanding Company PRSU Awards, assuming target achievement, (C) 15,000 shares of Company Common Stock subject to Company Stock Options with a weighted average exercise price of $4.43, and (D) 18,336 shares of Company Common Stock subject to outstanding Company RS Awards, and (ii) 2,673,118 shares of Company Common Stock remain available for issuance pursuant to the Company Equity Plans. Schedule 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of all Company RSU Awards, Company PRSU Awards, Company Stock Options and Company RS Awards (collectively, “Company Equity Awards”) as of the close of business on the Measurement Date, indicating, with respect to each Company Equity Award then outstanding, as applicable, the type of award (including, for each Company Stock Option, whether it is intended to be an “incentive stock option” under Section 422 of the Code), the number of shares of Company Common Stock subject to such the Company Equity Award (assuming target achievement of any performance goals), the date of grant, the exercise or purchase price (if any), and the expiration date (if any). Each Company Stock Option was granted with an exercise price equal to or greater than the fair market value of such underlying Company Common Stock on the date of the grant (as determined in accordance with Section 409A of the Code). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Company Equity Award (1) has been issued in compliance with the applicable Company Equity Plan under which it was granted and all applicable Law, (2) was properly accounted for in accordance with GAAP in the Company’s filings with the SEC (including financial statements) and all other applicable Law, (3) qualifies for the Tax treatment afforded to such award in Company’s Tax Returns and all of the Company’s filings with the SEC, respectively, and (4) was granted and maintained in a manner such that it is exempt from or complies with the requirements of Section 409A of the Code or any similar provision in any other Tax jurisdiction. The Company does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plans. The Company is under no obligation to issue shares of Company Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plans.

(c) Except as set forth in Section 4.2(a) and Section 4.2(b) or expressly permitted pursuant to Section 6.1(b)(ii) and for changes since the Measurement Date resulting from the exercise or settlement of Company Equity Awards outstanding on such date or granted thereafter as permitted under Section 6.1(b)(ii), in each case, in accordance with their respective terms (subject to the limitations set forth in Section 6.1(b)(x)), there are outstanding: (i) no shares of Company Capital Stock or any Voting Debt or other voting securities of or ownership interests in the Company; (ii) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of or ownership interests in the Company; and (iii) no restricted shares, options, warrants, subscriptions, calls, rights (including preemptive, anti-dilution and appreciation rights), phantom stock, commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of or ownership interests in the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such restricted share, option, warrant, subscription, call, right, phantom stock, commitment or agreement.

(d) All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) the requirements set forth in applicable Contracts (including the applicable Company Equity Plan). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 4.2(c) of the Company Disclosure Letter. There are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which any of them are bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are party to any Contract requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to, any Company Capital Stock or any shares of capital stock or other equity interests in any of the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of Company Common Stock or any other shares of Company Capital Stock.

(e) As of the date of this Agreement, except as set forth in Schedule 4.2(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has (i) any interests in a joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) any obligations, whether contingent or otherwise, to consummate any additional investment in any Person other than its Subsidiaries.

Section 4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions to be consummated by it have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to the consummation of the Mergers, to the Company Stockholder Approval and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company, and assuming the due and valid execution of this Agreement by Parent, Merger Sub 1 and Merger Sub 2, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, the “Enforceability Exceptions”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers, (iii) directed that this Agreement be submitted to the holders of Company Common Stock for their adoption and approval, and (iv) resolved to recommend that the holders of Company Common Stock adopt and approve this Agreement and approve the Transactions, including the Mergers (such recommendation described in clause (iv), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and the Mergers.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Transactions by the Company will not (i) conflict with or result in a breach or violation of any provision of the Organizational Documents of the Company (assuming the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, result in a termination (or right of termination) of or default under, require any Consent under, give rise to any purchase right, payment obligation, acceleration, loss of benefit or other adverse consequence under, create or accelerate any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Company Contract, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, conflict with or result in a breach or violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, terminations, Consents, notices, waivers or approvals, purchase rights, payment obligations, acceleration, losses, adverse consequences, Encumbrances or other such occurrences that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except for this Agreement, the Company is not party to any Contract that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) compliance with any applicable requirements of Antitrust Laws; (c) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (the “Proxy Statement”) and any related filings under Section 14 of the Exchange Act relating to the meeting of the stockholders of the Company to be held for the purposes of obtaining the Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”), (ii) the filing with the SEC and declaration of effectiveness under the Securities Act of the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which Parent Common Stock issuable in the First Merger will be registered with the SEC (including the prospectus set forth therein, and any amendments or supplements, the “Registration Statement”), (iii) such other reports under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions and (iv) such other filings pursuant to the Securities Act to deregister the Company’s securities that are registered under the Exchange Act, (d) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, (e) filings with Nasdaq, (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (g) any such other Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 SEC Documents; Financial Statements.

(a) Since January 1, 2024 (the “Company Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended through the date hereof, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted, or will omit, as applicable, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, were, or, in the case of the Company’s financial statements included in the Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited financial statements, to the absence of notes and normal and customary year-end adjustments, which, individually or in the aggregate, are not material in amount).

(c) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management, including its principal executive officer and its principal financial officer, to allow timely decisions regarding required disclosure. The Company has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance (i) regarding the reliability of the Company’s financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with the appropriate officer’s general or specific authorization, (iii) that records of the Company and its Subsidiaries are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, and (iv) regarding prevention or timely detection of unauthorized any acquisition, use or disposition of the Company’s or any of its Subsidiaries’ assets that could have a material effect on the Company’s consolidated financial statements. There (x) is no significant deficiency or material weakness in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by the Company or its Subsidiaries, (y) is not, and since the Company Applicable Date, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting and (z) are not, and since the Company Applicable Date, there have not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review.

Section 4.6 Absence of Certain Changes or Events.

(a) Since January 1, 2026, through the date of this Agreement, there has not been any Company Material Adverse Effect or any fact, circumstance, effect, change, event or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) From January 1, 2026, through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects and there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the First Merger Effective Time without Parent’s consent, would have constituted material a breach of Section 6.1(b)(i), Section 6.1(b)(iii), Section 6.1(b)(iv), Section 6.1(b)(vi), Section 6.1(b)(vii), Section 6.1(b)(viii), Section 6.1(b)(xv) or Section 6.1(b)(xvii).

Section 4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of the Company dated as of March 31, 2026 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, (b) liabilities incurred in the ordinary course of business subsequent to March 31, 2026, (c) liabilities incurred in connection with the Transactions, (d) liabilities incurred as expressly permitted or required under this Agreement and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (b) the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that, in the case of clauses (a) and (b), no representation is made by the Company with respect to statements made therein based on information supplied by Parent, Merger Sub 1 or Merger Sub 2 or any of their respective Representatives specifically for inclusion or incorporation by reference therein.

Section 4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and its Subsidiaries hold and at all times since the Company Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, and franchises of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension, non-renewal, restriction, or cancellation of any of Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Company Applicable Date have been conducted, in violation of any applicable Law, including any Healthcare Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All Company Products offered for sale by the Company and its Subsidiaries are, and since the Company Applicable Date, have been, developed, formulated, designed, manufactured, tested, filled, processed, packaged, labeled, stored, handled, marketed, sold, and/or distributed in compliance in all material respects with (i) all applicable Laws, (ii) the Company’s Quality Management System described on Schedule 4.9(c) of the Company Disclosure Letter, (iii) the applicable provisions of Good Manufacturing Practices, and (iv) all applicable product specifications, contractual commitments and warranties.

(d) Except set forth on Schedule 4.9(d) of the Company Disclosure Letter, since the Company Applicable Date, neither the Company nor its Subsidiaries have (i) been subject to a Governmental Entity shutdown or import or export prohibition or (ii) received any FDA Form 483 or similar notice of inspectional observations, “warning letters,” “untitled letters,” notice of adverse finding, safety notice, or written requests or requirements to make any change to any Company Product, processes or procedures, or any other correspondence, notice, or action from any Governmental Entity alleging or asserting noncompliance with any applicable Law or Company Permit and, to the knowledge of the Company, (A) no Governmental Entity is considering such action and (B) there does not otherwise exist any set of facts or circumstances that would reasonably be expected to form the basis of any of the foregoing. The Company and its Subsidiaries, and the Company Products, have not been subject to, and neither the Company nor any of its Subsidiaries has received written notice of, any recalls, post-sale warnings, withdrawals, seizures or discontinuations imposed or threatened by a Governmental Entity, and, to the Company’s knowledge, there does not exist any set of facts or circumstances that would reasonably be expected to form the basis for any such recalls, post-sale warnings, withdrawals, seizures or discontinuations.

(e) The Company and its Subsidiaries have not (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to the FDA or any Governmental Entity or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or similar policy of a Governmental Entity. Neither the

Company nor its Subsidiaries, nor any of the Company’s or its Subsidiaries’ officers, directors, or employees are or have been: (i) disqualified, excluded, suspended or debarred under the FDCA or other applicable Law from participation in any federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)) or human clinical research, or convicted of any crime or engaged in any conduct for which a person could be disqualified, excluded, suspended, or debarred, including 21 U.S.C. § 335a; or (ii) subject to any pending or, to the Company’s knowledge, threatened proceeding or complaints that could reasonably be expected to result in disqualification, debarment, suspension, or exclusion or conviction under any applicable Law or Healthcare Law.

Section 4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a true and complete list, as of the date hereof, of all of the material Company Benefit Plans.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent true, correct and complete copies of (i) the plan document (or a written description of material terms if such plan is not written), including any amendments thereto, (ii) the three most recent annual reports on Form 5500 filed with the IRS, including all schedules thereto, and the most recent actuarial valuation or similar report, (iii) the most recent determination or opinion letter from the IRS for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code (and any similar letter or document relating to any international Company Benefit Plan obtaining favorable Tax treatment), (iv) the summary plan description and any summary of material modifications, (v) each trust agreement and each insurance or group annuity contract or policy or other funding vehicle, (vi) non-discrimination testing results for the three most recently completed plan years, and (vii) any non-routine correspondence from the last three years to or from any Governmental Entity.

(c) Each Company Benefit Plan has been established, operated and administered in compliance in all material respects with all applicable Laws, including ERISA, the Code and the Affordable Care Act, and with its terms. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all contributions required to be made by the Company or any of its ERISA Affiliates to the Company Benefit Plans pursuant to their terms or applicable Law have been timely made or have been accrued in accordance with the terms of the applicable Company Benefit Plan and applicable Law.

(d) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.

(e) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the knowledge of the Company, no event or omission has occurred that would cause any Company Benefit Plan to lose such qualification or require corrective action to the IRS or Employee Plan

Compliance Resolution System to maintain such qualification. With respect to any Company Benefit Plan, none of the Company nor any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(f) Neither the Company nor any ERISA Affiliate of the Company sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has had any liability or obligation under or with respect to, and no Company Benefit Plan is, a plan that is or was (i) subject to Title IV of ERISA (including a “multiemployer plan” within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code, (ii) a “funded welfare benefit plan” within the meaning of Section 419 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any ERISA Affiliate of the Company has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(g) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law and coverage that extends through the end of the month following termination of employment, no Company Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.

(h) Except as expressly contemplated in Section 3.3, none of the execution and delivery of this Agreement, the shareholder approval of this Agreement or the consummation of the Transactions will, alone or in combination with any other event, (i) result in or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee of the Company or any Subsidiary thereof (a “Company Employee”) or to any current or former director, officer or other service provider of the Company or any Subsidiary of the Company, (ii) further restrict any rights of the Company or its Subsidiaries to amend or terminate any Company Benefit Plan, (iii) result in the forgiveness of any indebtedness of any Company Employee or officer, director or other service provider of the Company or any Subsidiary of the Company or (iv) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered) to any Company Employee or current or former officer, director or other service provider of the Company or any Subsidiary of the Company. Schedule 4.10(h) sets forth a description, and the Company’s good faith estimate as of the date hereof, of all payments and benefits that could constitute “parachute payments” within the meaning of Section 280G of the Code in connection with the Transactions.

(i) Neither the Company nor any Subsidiary of the Company has any obligation to provide, and no Company Benefit Plan or other agreement provides, any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(j) Each Company Benefit Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(k) Each Company Non-U.S. Benefit Plan and related trust, if any, complies with and has been administered in all material respects in accordance with (A) the applicable Laws of the subject foreign country and (B) its terms and the terms of any Labor Agreement and (ii) each Company Non-U.S. Benefit Plan which, under the applicable Laws of the subject foreign country, is required to be registered or approved by any Governmental Entity has been so registered or approved.

Section 4.11 Labor Matters.

(a) To the extent permitted by applicable Law and subject to appropriate anonymization or redaction where required by applicable privacy Law, Schedule 4.11(a) of the Company Disclosure Letter contains a complete and accurate list of all employees of the Company and its Subsidiaries as of the date of this Agreement, setting forth for each employee: employing entity; job title; classification as exempt or non-exempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the employee’s actual annual base salary, hourly wage rate or other rates of compensation (as applicable); bonus potential; commission potential; part-time or full-time status; date of hire; business location (city, state and country); remote, hybrid or in-person work designation; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable.

(b) Schedule 4.11(b) identifies each employee and Contingent Worker of the Company who is subject to a non-competition, non-solicitation, confidentiality and/or invention assignment agreement with the Company or any of its Subsidiaries. The Company has provided Parent each such agreement or a form of each such agreement.

(c) Schedule 4.11(c) of the Company Disclosure Letter contains a complete and accurate list of all natural persons or sole proprietors the Company or its Subsidiaries retain as independent contractors or consultants, and all temporary employees, leased employees or other contingent workers (“Contingent Workers”) used or engaged by the Company or any of its Subsidiaries as of the date of this Agreement, showing for each Contingent Worker such individual’s role in the business, engaging entity, business location (city, state and country), fee or compensation arrangements, whether such Contingent Worker is subject to any confidentiality, invention assignment, proprietary information or similar restrictive covenant agreement, identifying the applicable agreement or form thereof, and any advance notice required to terminate each such engagement with the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement with, and no employee of the Company or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of the Company, threatened union representation petition involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Company Applicable Date. The Company and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(e) There is no unfair labor practice, charge or grievance arising out of a Labor Agreement or any other material labor-related Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened.

(f) There is, and since the Company Applicable Date there has been, no labor strike, organized labor slowdown, concerted work stoppage, lockout, picketing, hand-billing, or other material labor dispute pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries.

(g) The Company and its Subsidiaries are, and since the Company Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, equal pay, pay transparency, workers’ compensation, immigration and work authorization, recordkeeping, family and medical leave, workplace safety and health, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor, unemployment insurance, and employee health and safety requirements, and, since the Company Applicable Date, there have been no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment. Since the Company Applicable Date, neither the Company nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries. Since the Company Applicable Date, neither the Company nor any of its Subsidiaries has been delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers.

(h) The Company and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual harassment, or other harassment, discrimination, retaliation, or policy violation allegations reported to the Company or any of its Subsidiaries or of which any of them is aware in the past six (6) years. With respect to each such allegation with potential merit, the Company and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further improper action. The Company and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and, since the Company Applicable Date, there have been no such allegations made to the Company or any of its Subsidiaries relating to officers, directors, employees, or Contingent Workers of the Company and its Subsidiaries. Since the Company Applicable Date, the Company has maintained procedures, including an anonymous ethics hotline or other anonymous reporting mechanism, reasonably designed to permit employees to submit complaints or concerns regarding accounting, internal accounting controls, auditing matters, violations of Law, harassment, discrimination, retaliation or other policy violations, and the Company and its Subsidiaries have administered such procedures in compliance in all material respects with applicable Law, including the Sarbanes-Oxley Act.

(i) In the past twelve (12) months, no officer or key employee’s employment with the Company or any of its Subsidiaries has been terminated for any reason. To the knowledge of the Company, no officer or key employee, or group of employees, has expressed any plans to terminate his, her or its employment or service arrangement with the Company or any of its Subsidiaries within the first twelve (12) months following the Closing.

(j) No employee layoff, facility closure or shutdown, reduction-in-force, furlough, temporary layoff, or reduction in salary or wages affecting employees of the Company or any Subsidiary of the Company has occurred since the Company Applicable Date or is currently contemplated, planned or announced.

Section 4.12 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) All Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all material respects. All Taxes that are due and payable by the Company or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of the Company in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by the Company or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and the Company and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), and no power of attorney that has been granted by the Company or any of its Subsidiaries with respect to a Tax matter is currently in effect.

(iii) There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority. There are no Proceedings with respect to Taxes pending or threatened in writing against the Company or any of its Subsidiaries.

(iv) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.

(v) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (1) any change in method of accounting occurring prior to the Closing pursuant to Section 481 of the Code (or any similar provision of state, local, or non-U.S. Law), (2) any installment sale or open transaction made prior to Closing, (3) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to or existing as of immediately prior to the Closing, (4) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, or (5) any deferred revenue or prepaid amount received or paid prior to the Closing outside of the ordinary course of business.

(vi) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that the Company or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(vii) There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(viii) Each of the Company and its Subsidiaries is in compliance with all applicable transfer pricing Tax Laws, including Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. Tax Law.

(b) Neither the Company nor any of its Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential material liability to any Person after the First Merger Effective Time (excluding (i) any Contract or arrangement solely between or among the Company and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(c) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(d) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(e) During the 36-month period ending on the Closing Date, without regard to the effect of the Transactions, the Company will not have made (or be deemed to have made) any “non-ordinary course distributions,” as determined pursuant to Treasury Regulations Section 1.7874-10.

(f) No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to the Company or any of its Subsidiaries.

Section 4.13 Litigation. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no, and since the Company Applicable Date there has not been, any (a) Proceeding pending, or, to the knowledge of the Company, threatened in writing against or by the Company or any of its Subsidiaries, or relating to any of the Company Products, including without limitation, for breach of contract, breach of warranty, products liability, personal injury or property damage, indemnity, consumer fraud, or other similar claims arising from any Company Product, or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity outstanding against the Company or any of its Subsidiaries or relating to any of the Company Products. To the knowledge of the Company, as of the date hereof, no officer or director of the Company is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company. There are no material liabilities or losses outstanding or, to the Company’s knowledge, threatened with respect to warranty or other claims or returns with respect to any Company Product, individually or in the aggregate. To the knowledge of the Company, there does not exist any set of facts or circumstances that would reasonably be expected to constitute or form the basis for any of the foregoing.

Section 4.14 Intellectual Property; Data Privacy & Cyber Security.

(a) Schedule 4.14(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of all material Registered Intellectual Property and all pending applications therefor that is owned by, purported to be owned by or exclusively licensed to the Company or its Subsidiaries (the “Company Registered and Pending Intellectual Property”), in each case including, to the extent applicable, the owner of such filing, issuance or registration, the date of filing, issuance or registration, the expected expiration date of filing, issuance or registration (as applicable), the filing, issuance or registration number and the name of the Government Entity or other public authority where the filing, issuance or registration was made. All registrations of the Company Registered and Pending Intellectual Property are subsisting, valid and enforceable, and all applications for the Company Registered and Pending Intellectual Property are validly applied-for, not in breach of any confidentiality agreements or agreements with similar terms, properly assigned, and subsisting. The Company has duly maintained all Company Registered and Pending Intellectual Property in the ordinary course consistent with reasonable business practices. There are no Proceedings pending or, to the knowledge of the Company, threatened, that challenge the legality, validity, enforceability, registration, use or ownership of any Company Owned Intellectual Property.

(b) The Company and its Subsidiaries own or have sufficient rights to use and practice all material Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any Intellectual Property that is the Company Owned Intellectual Property.

(c) The operation of the business of each of the Company and its Subsidiaries as previously conducted and presently conducted, does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person. There are no Proceedings pending or, to the knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person. To the knowledge of the Company, no third party is infringing or has misappropriated any Company Owned Intellectual Property.

(d) The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted. All current and former employees, consultants and contractors of the Company or any of its Subsidiaries who have developed any Intellectual Property for or on behalf of the Company or any such Subsidiary have executed Contracts that assign to the Company or one of its Subsidiaries all of such Person’s rights in and to such Intellectual Property and provide for the confidentiality and non-disclosure of any trade secrets or other confidential information.

(e) The material IT Assets owned, used, or held for use by the Company or any of its Subsidiaries and the Company Proprietary Software (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries, (ii) have not materially malfunctioned or materially failed within the past three (3) years and (iii) to the knowledge of the Company, are free from any Malicious Code.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no Company Proprietary Software uses any Open Source Software that requires (or purports to require) the Company or any of its Subsidiaries to (i) distribute or otherwise make available the source code for any Company Proprietary Software, (ii) license any Company Proprietary Software for the purposes of making derivative works thereof, (iii) license the source code of any Company Proprietary Software at no cost or (iv) grant any rights or immunities in, to or under any Company Owned Intellectual Property. The Company and its Subsidiaries are in compliance in all material respects with all applicable licenses for Open Source Software.

(g) No source code forming part of any Company Owned Intellectual Property has been delivered, disclosed, released, made available or licensed by the Company or any of its Subsidiaries (and no Person has agreed to deliver, disclose, release, make available or license such source code under any circumstance) to any third party (other than any employee, consultant or independent contractor of the Company and its Subsidiaries within the scope of their engagement with the Company or its applicable Subsidiary, and subject to a written non-disclosure agreement), and no Person, other than the Company and its Subsidiaries, is in possession of any such source code or has been granted any license or other right with respect therein or thereto. Neither the Company nor any of its Subsidiaries is under an obligation to deliver, disclose, release, make available or license the source code for any Company Owned Intellectual Property to any escrow agent. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) would reasonably be expected to result in a requirement that any source code owned by the Company or any of its Subsidiaries be delivered, disclosed, released, made available or licensed to any third party.

(h) No funding, facilities or resources of a Governmental Entity were used in the development of any Company Owned Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Owned Intellectual Property, has performed services for any Governmental Entity in a manner that would adversely affect the Company’s rights in any Company Owned Intellectual Property.

(i) After the Closing, the Surviving Company and its Subsidiaries will be entitled to exercise all of their respective rights to all material Company Intellectual Property to substantially the same extent as prior to the Closing.

(j) The Company and its Subsidiaries have at all times (i) complied in all material respects with all applicable Privacy Laws, regulatory, industry, and self-regulatory guidelines and codes, binding interpretations by governmental authorities of such Privacy Laws, guidelines and codes, and all similar consumer protection Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information and (ii) maintained, continue to maintain and have complied in all material respects with the Company’s and its Subsidiaries’ policies regarding privacy and data security, including (A) all privacy policies and similar disclosures published on each web site of the Company and its Subsidiaries or otherwise communicated in writing to users of any such web site and other third parties, (B) any contractual commitment or obligation of the Company or any of its Subsidiaries relating to privacy, data security or the processing of Personal Information, and (C) any privacy policy or other written disclosure or assurance otherwise made available by the Company and its Subsidiaries to the persons to whom the Personal Information relates (collectively (i) and (ii), the “Privacy Requirements”). The Company and its Subsidiaries have a privacy policy that incorporates all material disclosures to data subjects required by the Privacy Requirements. None of the disclosures made or contained in any privacy policy has been materially inaccurate, misleading or deceptive or in violation in any material respect of the Privacy Requirements (including containing any material omission).

(k) The Company and its Subsidiaries have designed, implemented, and maintained an information security program and taken commercially reasonable organizational, physical, administrative and technical measures consistent with standards prudent in the industry in which the Company and its Subsidiaries operate as required by applicable Privacy Requirements to protect the confidentiality, integrity, availability and security of (i) the material IT Assets, and (ii) the data owned by the Company and its Subsidiaries or provided by the Company and its Subsidiaries’ customers, and Personal Information, against material data security incidents or other material misuse. The Company and its Subsidiaries have implemented commercially reasonable procedures, consistent with the requirements of applicable Privacy Laws, to detect data security incidents to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse.

(l) In connection with each material third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or controlled by or on behalf of the Company and its Subsidiaries, the Company and its Subsidiaries have in accordance with the Privacy Requirements in all material respects entered into agreements with any such third party to (i) comply with applicable Privacy Laws with respect to Personal Information, (ii) act only in accordance with the instructions of the Company and its Subsidiaries, (iii) take appropriate steps to protect and secure Personal Information from data security incidents, (iv) restrict use of Personal Information to those authorized or required under the servicing, outsourcing, processing, or similar arrangement and (v) certify or guarantee the return or adequate disposal or destruction of Personal Information.

(m) There have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or trade secrets in the custody or control of the Company and its Subsidiaries or any service provider or subcontractor acting on behalf of the Company and its Subsidiaries to the extent relating to Personal Information, trade secrets or IT Assets of the Company or its Subsidiaries. No breach or violation of the information security systems of the Company and its Subsidiaries has occurred or, to the knowledge of the Company, is threatened, and there has been no unauthorized or illegal use of or access to any Personal Information. Neither the Company nor any of its Subsidiaries has (i) notified, whether by any Privacy Requirement or Contract, any Person or Governmental Entity of any data security incident or personal data breach, or (ii) made, directly or indirectly, any payment in connection with any ransomware or other cyber-extortion demand.

(n) The consummation of any of the Transactions will not violate any Privacy Requirements or the privacy policies of the Company and its Subsidiaries as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained.

(o) There have not been any claims or proceedings related to any data security incidents or any violations of any Privacy Laws or other Privacy Requirements, and, to the knowledge of the Company, there are no facts or circumstances which would reasonably be expected to serve as the basis for any such allegations or claims. The Company and its Subsidiaries have not received any written correspondence relating to, or written notice of any proceedings, claims, investigations or alleged violations of, Privacy Laws with respect to Personal Information from any Person or Governmental Entity, and there is no such ongoing proceeding, claim or investigation by any Governmental Entity.

(p) Schedule 4.14(p) of the Company Disclosure Letter sets forth a complete and accurate list of all material AI Systems (i) developed or under development by or for the Company or any of its Subsidiaries or (ii) deployed or used in the operation of the businesses of the Company and its Subsidiaries (including any third-party generative AI tools). The Company and its Subsidiaries (A) have at all times complied in all material respects with all applicable AI Laws and with all of their contractual commitments concerning AI Systems; (B) own or have sufficient rights to use all data (including training, validation, fine-tuning and testing data) used to develop, train or improve any AI System developed by or for the Company or any of its Subsidiaries, and no Personal Information or customer data has been used to develop, train or improve any AI System except in compliance with the Privacy Requirements and applicable Contracts; (C) maintain policies and technical controls reasonably designed to prevent, and to the knowledge of the Company there has not been, any input of source code, trade secrets or other material confidential information of the Company, its Subsidiaries or any third party, or of any Personal Information, into any third-party AI System under terms that grant the provider thereof any rights in such inputs or the right to use such inputs to train or improve such AI System; (D) have not used any AI System to create any material Company Owned Intellectual Property in a manner that would impair the Company’s ownership of, or ability to register, protect or enforce, such Intellectual Property; and (E) to the extent any AI System is used in connection with activities regulated under Healthcare Laws, have used such AI System in compliance in all material respects with applicable Healthcare Laws. There are no Proceedings pending or, to the knowledge of the Company, threatened, and no written claims have been received, alleging any violation of AI Laws or any infringement, misappropriation or other violation of any Intellectual Property, Privacy Requirement or Contract arising out of any AI System used or developed by the Company or any of its Subsidiaries, including the training thereof or any output thereof.

Section 4.15 Real Property. Neither the Company nor any of its Subsidiaries owns any real property or is a party to any Contract to purchase any real property or interest therein. Schedule 4.15(ii) of the Company Disclosure Letter contains a list of all of the real property leased or subleased by the Company and any of its Subsidiaries (collectively, the “Company Leased Real Property”). The Company and its Subsidiaries have valid leasehold estates in the Company Leased Real Property (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries free and clear of all Encumbrances, except Permitted Encumbrances. The Company has made available to Parent true, accurate and correct copies of each Contract under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Leased Real Property (each, a “Company Real Property Lease”), including all material amendments, modifications, supplements, guarantees and side letters thereto, and each Company Real Property Lease is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to the Enforceability Exceptions. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Real Property Lease and, to the knowledge of the Company, no facts or circumstances exist which with the passage of time and/or notice would constitute a default under any Company Real Property Lease. There is no pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company Leased Real Property.

Section 4.16 Environmental Matters. Except for those matters that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole:

(a) the Company and its Subsidiaries and their respective operations and assets are, and since the Company Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Company Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b) the Company and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(c) neither the Company nor its Subsidiaries has manufactured, distributed, disposed of, arranged for the disposal of, transported, Released, or exposed any Person to, any Hazardous Materials, nor has any Release of Hazardous Materials occurred at any property currently owned or operated by the Company or any of its Subsidiaries (or to the Company’s knowledge, at any formerly owned or operated) property during the Company’s or Subsidiary’s period of ownership or operation), in each case, which has resulted in liability to the Company or its Subsidiaries under Environmental Laws;

(d) neither the Company nor its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Law in connection with the Company’s operation of the business, or any real property currently or formerly owned, leased or operated by the Company or its Subsidiaries, except for notices the subject matter of which has been fully resolved with no further obligations;

(e) neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law; and

(f) the Company has made available to Parent true, correct and complete copies of all material environmental reports, studies, assessments, investigations and audits in its possession or control, which relate to environmental matters in connection with the Company’s and its Subsidiaries respective operations, properties and assets.

Section 4.17 Certain Business Practices; International Trade Laws.

(a) The Company and its Subsidiaries and their respective directors and officers, and, to the knowledge of the Company, each of their respective employees and all other Persons, in each case while acting for and on behalf of the Company or its Subsidiaries, have complied at all times during the past five (5) years, and are in compliance, with the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. The Company and its Subsidiaries (i) have instituted policies and procedures reasonably designed to promote compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company or any of its Subsidiaries operate and (ii) have not revoked such policies and procedures.

(b) The Company and its Subsidiaries have been and are in material compliance with all applicable import, export control, and economic and trade sanctions Laws, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “International Trade Laws”) at all times during the past five (5) years (and since April 24, 2019, with respect to economic and trade sanctions Laws) and have obtained, or are otherwise qualified to rely upon, all material necessary import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any Governmental Entity required for (i) the import, export, and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals. Without limiting any of the foregoing, since April 24, 2019, none of the Company nor its Subsidiaries has engaged in any business or dealings, directly or indirectly, involving or relating to (A) any country or territory that is, or whose government is, the target of comprehensive sanctions imposed by the United States, Canada, the European Union or the United Kingdom (including Cuba, Iran, North Korea, Syria (prior to July 1, 2025), Venezuela, the Crimea region of the Ukraine, and the so-called Donetsk and Luhansk People’s Republic regions of Ukraine) as such sanctions may be amended from time to time or (B) a Person that is designated on, or is owned at least 50%, directly or indirectly, individually or in the aggregate, or is controlled by, Person(s) designated on, any list of sanctioned parties maintained by the United States, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, Canada, the United Kingdom, or the European Union.

(c) In the past five (5) years, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors or employees are or have been the subject of any allegation, government inquiry, voluntary disclosure, investigation (whether internal or external), prosecution or other enforcement action related to any actual, alleged, or suspected violation of the International Trade Laws, the FCPA, or any other applicable anti-corruption or anti-bribery Law, in each case concerning the business of the Company or its Subsidiaries.

(d) Neither the Company nor its Subsidiaries is a “covered person” as that term is defined in Executive Order 14117 and rules and regulations issued thereunder, including 28 C.F.R. Part 202, as implemented or amended from time to time (the “DSP”). Since April 8, 2025, neither the Company nor its Subsidiaries has engaged in or directed any “covered data transaction,” as that term is defined in the DSP, except in full compliance with the DSP.

Section 4.18 Material Contracts.

(a) Schedule 4.18 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of the following Contracts (other than any Company Benefit Plans, employment or service agreements set forth on Schedule 4.10(a) of the Company Disclosure or offer letters with individual employees or non-employee directors, or any Company Real Property Leases) to which the Company or any of its Subsidiaries is a party:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, or any Company SEC Documents filed after the date of filing of such Form 10-K until the date hereof;

(ii) each Contract (other than agreements solely between or among the Company and its Subsidiaries) (A) evidencing Indebtedness of the Company or any of its Subsidiaries or (B) that creates a capitalized lease obligation of the Company or any of its Subsidiaries, in each case, with an aggregate principal amount in excess of $1,000,000;

(iii) each Contract that materially (A) restricts the ability of the Company or any Subsidiary of the Company to compete in any business (or line of business) or with any Person in any geographical area, (B) requires the Company or any Subsidiary of the Company to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party;

(iv) any acquisition or divestiture Contract that contains “earn out”, indemnification or other similar contingent obligations, that would reasonably be expected to result in payments by or to the Company or any of its Subsidiaries in excess of $1,000,000;

(v) each Contract for the lease of personal property involving payments in excess of $750,000 in any calendar year that are not terminable without penalty to or further payment by the Company and within ninety (90) days;

(vi) each Contract that would reasonably be expected to require the acquisition, sale or disposition of any material assets or line of business of the Company or its Subsidiaries;

(vii) each joint venture, partnership or other similar agreements or arrangements in which the Company or any of its Subsidiaries owns any interest valued at more than $1,000,000, without regard to voting or economic interest;

(viii) each Contract relating to a Company Related Party Transaction;

(ix) each Contract with (A) any agent, distributor or sales representative, or (B) any material supplier, manufacturer, contract manufacturer, logistics provider, cold-chain storage provider, cryogenic storage provider, biopreservation services provider, contract research organization, contract development and manufacturing organization, pharmaceutical or biotechnology company, hospital, academic medical center or other material customer or commercial counterparty, in each case involving annual aggregate payments in excess of $750,000 and that is not cancelable without penalty or further payment and without more than ninety (90) days’ notice, other than ordinary-course non-disclosure agreements, purchase orders, quotes, or invoices ancillary to any main agreement governing the relationship between the applicable agent, distributor, sales representative or other third party and the Company or its applicable Subsidiary;

(x) each Contract of the Company or any of its Subsidiaries that contains a “change of control” or similar provision that would be triggered by the Mergers or any of the other Transactions;

(xi) each collective bargaining agreement or any other Contract with any labor union or labor organization;

(xii) any Contract for the engagement or employment of any employee or other Person on a full time, part time, consulting or other basis with annual compensation equal to or in excess of $200,000;

(xiii) each Contract where the Company or any of its Subsidiaries grants any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to any Person under or to any Patents or other material Company Intellectual Property, other than Ordinary Course Licenses;

(xiv) each Contract where the Company or any of its Subsidiaries is granted any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity by any Person under or to any Patents or other material Company Intellectual Property, other than Ordinary Course Licenses and licenses for Open Source Software;

(xv) each Contract with any Top Company Customer;

(xvi) each Contract entered into in connection with the settlement of a pending or threatened Proceeding with any material ongoing obligations of the Company or any of its Subsidiaries (other than solely ongoing confidentiality obligations) other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business, or (B) settlement Contracts only involving the payment of cash in amounts that do not exceed $1,000,000 in any individual case;

(xvii) each Contract pursuant to which (A) the Company or any of its Subsidiaries is granted rights in or to any material data set (including any data set comprising Personal Information or clinical, biological-specimen-derived or genetic data), (B) the Company or any of its Subsidiaries grants any Person rights in or to any material data set collected, held or processed by or on behalf of the Company or any of its Subsidiaries, or (C) the Company or any of its Subsidiaries acts as a “business associate” or “subcontractor” (as such terms are defined under HIPAA);

(xviii) each Contract pursuant to which any Person provides any material AI System to, or develops any material AI System for, the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries provides any material AI System to any Person; and

(xix) each Contract that by its terms calls for aggregate payments to or by the Company or any of its Subsidiaries in excess of $1,000,000 over the term of such Contract in accordance with its terms.

(b) Collectively, the Contracts described in Section 4.18(a) are herein referred to as the “Company Contracts”. A complete and correct copy of each of the Company Contracts (including all amendments, modifications, waivers and supplements thereto) has been made available to Parent. Each Company Contract is valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to the Enforceability Exceptions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that, with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention or threat of any other party to any Company Contract to terminate (in whole or in part) for default, convenience or otherwise any Company Contract.

Section 4.19 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the insurance policies held by the Company or any of its Subsidiaries (collectively, the “Company Insurance Policies”) is in full force and effect on the date of this Agreement. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Company Insurance Policies. No written notice of cancellation or termination, other than the ordinary course of business, has been received by the Company or any of its Subsidiaries with respect to any Company Insurance Policy. Schedule 4.19 of the Company Disclosure Letter lists any material matters for which the Company is self-insured.

Section 4.20 Opinion of Financial Advisor. The Company Board has received the opinion of Centerview Partners LLC (the “Company FA”) addressed to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations as set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. A signed copy of such opinion shall be delivered to Parent as soon as practicable after receipt thereof by the Company, for information purposes only; provided, that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied upon by Parent, any Affiliate of Parent or any other person.

Section 4.21 Brokers. Except for the fees and expenses payable to the Company FA, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent a true, complete and correct copy of the Company FA engagement letter.

Section 4.22 Related Party Transactions. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of the Company), in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Company Related Party Transaction”).

Section 4.23 Takeover Laws. Assuming the accuracy of the representations and warranties in Section 5.18, as of the date of this Agreement, no “fair price”, “moratorium”, “control share acquisition”, “interested stockholder” or other Takeover Law (including Section 203 of the DGCL), or any comparable anti-takeover provisions of the Company’s Organizational Documents would reasonably be expected to restrict or prohibit the execution of this Agreement, each party performing its obligations hereunder or the consummation of the Transactions.

Section 4.24 Tax Treatment. After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of any fact, agreement, plan or other circumstances, or has taken or agreed to take any action, that could reasonably be expected to prevent the Mergers from qualifying for the Reorganization Treatment.

Section 4.25 Top Company Customers. Schedule 4.25 of the Company Disclosure Letter contains a true, correct and complete list of the Company’s top ten (10) customers based on revenue during the fiscal year ended December 31, 2025 (collectively, the “Top Company Customers”) and the amount of revenue attributable to each customer. All Top Company Customers continue to be customers of the Company or the applicable Subsidiary as of the date hereof and no Top Company Customer has terminated, canceled or materially reduced its business with the Company or any of its Subsidiaries or otherwise adversely modified the pricing, volume, service-level, exclusivity, rebate, credit, payment or other material terms of its business relationship with the Company or any of its Subsidiaries, or indicated in writing an intention to terminate, cancel or materially reduce its business with the Company or its Subsidiaries, or adversely modify the terms of the business relationship with the Company or its Subsidiaries in any material manner.

Section 4.26 Solvent. Immediately prior to the Closing and at the time of Closing, the Company and its Subsidiaries on a consolidated basis will be Solvent.

Section 4.27 No Additional Representations.

(a) Except for the representations and warranties made in this ARTICLE IV, or any certificate delivered herewith, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub 1, Merger Sub 2 or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses that may have been made available to Parent or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions); or (ii) except for the representations and warranties made by the Company in this ARTICLE IV or any certificate delivered herewith, any oral or written information presented to Parent, Merger Sub 1 or Merger Sub 2 or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.27 shall limit Parent’s, Merger Sub 1’s or Merger Sub 2’s remedies with respect to claims of Fraud arising from or relating to the express written representations and warranties made by the Company in this ARTICLE IV or any certificate delivered herewith.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub 1 or Merger Sub 2 or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub 1 and Merger Sub 2) whatsoever, express or implied, beyond those expressly given by Parent, Merger Sub 1 and Merger Sub 2 in ARTICLE V or any certificate delivered herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Affiliates or Representatives, and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to the Company or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that the Company has not relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent, Merger Sub 1 and Merger Sub 2 to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent Public Documents filed with or furnished to the SEC and available on EDGAR, as applicable, since the Parent Applicable Date and at least two (2) Business Days prior to the date of this Agreement to the extent the relevance of such disclosure to the applicable representation or warranty is reasonably apparent on the face of such disclosure (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Parent, Merger Sub 1 and Merger Sub 2 jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and, where such concept is recognized, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each of Merger Sub 1 and Merger Sub 2, each as amended prior to the date of this Agreement, and each such Organizational Document as made available to the Company is in full force and effect, and neither Parent nor any of such Subsidiaries is in material violation of any of the provisions of such Organizational Documents.

Section 5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized shares of capital stock of Parent consists of (i) 80,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Shares” and, together with the Parent Common Stock, the “Parent Capital Shares”). At the close of business on the Measurement Date: (A) 56,435,621 shares of Parent Common Stock were issued and outstanding and (B) no Parent Preferred Shares were issued and outstanding. Since the Measurement Date until the date of this Agreement, Parent has not issued any securities (including derivative securities) except for Parent Common Stock issued upon exercise of or settlement of Parent Equity Awards described in Section 5.2(b) as were outstanding at the close of business on the Measurement Date.

(b) At the close of business on the Measurement Date, (i) there were (A) 504,080 shares of Parent Common Stock subject to outstanding Parent RSU Awards, (B) 82,718 shares of Parent Common Stock subject to outstanding Parent PSU Awards, assuming target achievement, and (C) 628,820 shares of Parent Common Stock subject to outstanding Parent Option Awards with a weighted-average exercise price of $109.64; (ii) no shares of Parent Common Stock remain available for issuance pursuant to Parent’s Amended and Restated 2012

Stock Option and Incentive Plan (as may be amended from time to time, the “Parent 2012 Plan”); and (iii) 934,949 shares of Parent Common Stock remain available for issuance pursuant to Parent’s 2018 Stock Option and Incentive Plan (as may be amended from time to time, the “Parent 2018 Plan” and, together with the Parent 2012 Plan, the “Parent Equity Plans”). Parent does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Parent Equity Plans.

(c) Except as set forth in Section 5.2(a) and Section 5.2(b), or expressly permitted pursuant to Section 6.2(b)(ii) and for changes since the Measurement Date resulting from the exercise or settlement of Parent Equity Awards outstanding on such date or granted thereafter as permitted by Section 6.2(b)(ii), in each case, in accordance with their respective terms, there are no outstanding: (i) Parent Capital Shares or any Voting Debt or other voting securities of or ownership interests in Parent; (ii) securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for Parent Capital Shares, Voting Debt or other voting securities of or ownership interest in Parent and (iii) restricted share options, warrants, subscriptions, calls, rights (including preemptive, anti-dilution and appreciation rights), phantom stock, commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional Parent Capital Shares or any Voting Debt or other voting securities of or ownership interests in Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, restricted share, warrant, subscription, call, right, phantom stock, commitment or agreement.

(d) All outstanding Parent Capital Shares have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued as Stock Consideration pursuant to this Agreement, when issued in accordance with the terms hereof, will be validly issued, fully paid and non-assessable and not subject to preemptive rights. All outstanding Parent Capital Shares have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Parent Equity Plans). The Parent Common Stock to be issued as Stock Consideration pursuant to this Agreement, when issued, will be issued in compliance in with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 5.2(d) of the Parent Disclosure Letter. There are no stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which any of them is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries are party to any Contract requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to, any Parent Capital Shares or any common shares or other equity interests in any of the Subsidiaries of Parent. No Subsidiary of Parent owns any Parent Common Stock or any other Parent Capital Shares.

(e) As of the date of this Agreement, neither Parent nor any of its Subsidiaries has (i) any interests in a joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) any obligations, whether contingent or otherwise, to consummate any additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(e) of the Parent Disclosure Letter.

(f) The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.001 per share, of which all shares are issued and outstanding and are directly owned by Parent. All of the issued and outstanding limited liability company interests of Merger Sub 2 are directly owned by Parent.

Section 5.3 Authority; No Violations; Consents and Approvals.

(a) Each of Parent, Merger Sub 1 and Merger Sub 2 has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of Parent, Merger Sub 1 and Merger Sub 2 and the consummation by each of Parent, Merger Sub 1 and Merger Sub 2 of the Transactions to be consummated by each of them have been duly authorized by all necessary action on the part of each of Parent, Merger Sub 1 (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub 1, which shall occur promptly after the execution and delivery of this Agreement), and Merger Sub 2 (other than the adoption of this Agreement by Parent as sole member of Merger Sub 2, which shall occur promptly after the execution and delivery of this Agreement) and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by each of Parent, Merger Sub 1 and Merger Sub 2, and assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent, Merger Sub 1 and Merger Sub 2 enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with its terms, subject, as to enforceability to the Enforceability Exceptions.

(b) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub 1 and Merger Sub 2 does not, and the consummation of the Transactions by each of them will not (i) conflict with or result in a breach or violation of any provision of the Organizational Documents of Parent or any of its Subsidiaries (including Merger Sub 1 and Merger Sub 2), (ii) with or without notice, lapse of time or both, result in a breach or violation of, result in a termination (or right of termination) of or default under, require any Consent under, give rise to any purchase right, payment obligation, acceleration, loss of benefit or other adverse consequence under, create or accelerate any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any Parent Contract, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, conflict with or result in a breach or violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, terminations, Consents, notices, waivers, or approvals, purchase rights, payment obligations, acceleration, losses, adverse consequences, Encumbrances or other such occurrences that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent is not party to any Contract that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent, Merger Sub 1 and Merger Sub 2 or the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto, (b) compliance with any applicable requirements of Antitrust Laws, (c) the filing with the SEC of (i) the Proxy Statement and any related filings under Section 14 of the Exchange Act relating to the Company Stockholders Meeting, (ii) the filing with the SEC and declaration of effectiveness under the Securities Act of the Registration Statement and (iii) such other reports under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions, (d) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, (e) filings with Nasdaq, (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, and (g) any such other Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5 SEC Documents; Financial Statements.

(a) Since January 1, 2024 (the “Parent Applicable Date”), Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act and the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent Public Documents”). As of their respective dates, each of the Parent Public Documents, as amended through the date hereof, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Public Documents, and none of the Parent Public Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted, or will omit, as applicable, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of Parent included in the Parent Public Documents, including all notes and schedules thereto, were, or, in the case of Parent’s financial statements included in the Parent Public Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited financial statements, to the absence of notes and normal and customary year-end adjustments, which, individually or in the aggregate, are not material in amount).

(c) Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act) that are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms and is accumulated and communicated to Parent’s management, including its principal executive officer and its principal financial officer, to allow timely decisions regarding required disclosure. Parent has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance (i) regarding the reliability of Parent’s financial reporting and the preparation of Parent’s consolidated financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with the appropriate officer’s general or specific authorization, (iii) that records of Parent and its Subsidiaries are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, and (iv) regarding prevention or timely detection of unauthorized any acquisition, use or disposition of Parent’s or any of its Subsidiaries’ assets that could have a material effect on Parent’s consolidated financial statements. There (x) is no significant deficiency or material weakness in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Parent or its Subsidiaries, (y) is not, and since the Parent Applicable Date, there has not been any illegal act or fraud, whether or not material, that involved management or other employees who have a significant role in Parent’s internal control over financial reporting and (z), there is not, and since the Parent Applicable Date, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to Parent Public Documents, and the statements contained in such certifications were complete and correct as of the dates they were made. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent Public Documents and, to the knowledge of Parent, none of the Parent Public Documents is the subject of ongoing SEC review.

Section 5.6 Absence of Certain Changes or Events.

(a) Since January 1, 2026, through the date of this Agreement, there has not been any Parent Material Adverse Effect or any fact, circumstance, effect, change, event or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) Since January 1, 2026, through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects and there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the First Merger Effective Time without the Company’s consent, would have constituted a material breach of Section 6.2(b)(i), Section 6.2(b)(iii), Section 6.2(b)(iv), Section 6.2(b)(vi), or Section 6.2(b)(vii).

Section 5.7 No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the consolidated balance sheet of Parent dated as of December 31, 2025 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP (or disclosed in the notes thereto), (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2025, (d) liabilities incurred in connection with the Transactions, (e) liabilities incurred as expressly permitted or required under this Agreement and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (b) the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that, in the case of clause (a) and (b), no representation is made by Parent with respect to statements made therein based on information supplied by the Company or any of its Representatives specifically for inclusion or incorporation by reference therein.

Section 5.9 Parent Permits; Compliance with Applicable Law.

(a) Parent and its Subsidiaries hold and at all times since the Parent Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, and franchises of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension, non-renewal, restriction, or cancellation of any Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Parent Applicable Date have been conducted, in violation of any applicable Law, including any Healthcare Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) All Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all material respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of Parent in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by Parent or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Parent and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), and no power of attorney that has been granted by Parent or any of its Subsidiaries with respect to a Tax matter is currently in effect.

(iii) There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority. There are no Proceedings with respect to Taxes pending or threatened in writing against Parent or any of its Subsidiaries.

(iv) Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Parent or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.

(v) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (1) any change in method of accounting occurring prior to the Closing pursuant to Section 481 of the Code (or any similar provision of state, local, or non-U.S. Law), (2) any installment sale or open transaction made prior to Closing, (3) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to or existing as of immediately prior to the Closing, (4) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, or (5) any deferred revenue or prepaid amount received or paid prior to the Closing outside of the ordinary course of business.

(vi) No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that Parent or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(vii) There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(viii) Each of Parent and its Subsidiaries is in compliance with all applicable transfer pricing Tax Laws, including Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. Tax Law.

(b) Neither Parent nor any of its Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential material liability to any Person after the First Merger Effective Time (excluding (i) any Contract or arrangement solely between or among Parent and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(c) Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(d) Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(e) During the 36-month period ending on the Closing Date, without regard to the effect of the Transactions, Parent will not have made (or be deemed to have made) any “non-ordinary course distributions,” as determined pursuant to Treasury Regulations Section 1.7874-10.

(f) No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Parent or any of its Subsidiaries.

Section 5.11 Litigation. Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, there is no, and since the Parent Applicable Date there has been no, (a) Proceeding pending, or, to the knowledge of Parent, threatened in writing against or by Parent or any of its Subsidiaries, or relating to any of the Parent Products, including without limitation, for breach of contract, breach of warranty, products liability, personal injury or property damage, indemnity, consumer fraud, or other similar claims arising from any Parent Product, or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity outstanding against Parent or any of its Subsidiaries or relating to any of the Parent Products. There are no material liabilities or losses outstanding or, to the Parent’s knowledge, threatened with respect to warranty or other claims or returns with respect to any Parent Product, individually or in the aggregate. To the knowledge of Parent, as of the date hereof, no officer or director of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent. To the knowledge of Parent, there does not exist any set of facts or circumstances that would reasonably be expected to constitute or form the basis for any of the foregoing.

Section 5.12 Material Contracts.

(a) Schedule 5.12 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent Public Documents, sets forth a true and complete list, as of the date of this Agreement, of the following Contracts, in each case, to the extent material to Parent and its Subsidiaries, taken as a whole, or material to Parent’s ability to consummate the Transactions or issue the Stock Consideration:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which Parent or any of its Subsidiaries is a party;

(ii) each Contract (other than agreements solely between or among Parent and its Subsidiaries) (A) evidencing Indebtedness of Parent or any of its Subsidiaries or (B) that creates a capitalized lease obligation of Parent or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $15,000,000;

(iii) each Contract to which Parent or any Subsidiary of Parent is a party that materially (A) restricts the ability of Parent and its Subsidiaries, taken as a whole, to compete in any business (or line of business) or with any Person in any geographical area, (B) requires Parent or any Subsidiary of Parent to conduct any material business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, in each case, that is material to Parent and its Subsidiaries, taken as a whole, in each case with an aggregate principal amount in excess of $15,000,000;

(iv) any acquisition or divestiture Contract that contains “earn out”, indemnification or other similar contingent obligations, that would reasonably be expected to result in payments by or to Parent or any of its Subsidiaries in excess of $15,000,000;

(v) each Contract that would reasonably be expected to require the acquisition, sale or disposition of any material assets or line of business of Parent or its Subsidiaries (or, after the First Merger Effective Time, the Company or its Subsidiaries);

(vi) each Contract involving a joint venture, partnership or other similar agreements or arrangements in which Parent or any of its Subsidiaries owns any interest valued at more than $15,000,000 without regard to voting or economic interest;

(vii) each Contract relating to a Parent Related Party Transaction;

(viii) each Contract with any of Parent’s top ten (10) customers based on revenue during the fiscal year ended December 31, 2025 (each, a “Top Parent Customer”);

(ix) each Contract that by its terms calls for aggregate payments to or by Parent or any of its Subsidiaries in excess of $15,000,000 over the term of such Contract in accordance with its terms.

(b) Collectively, the Contracts described in Section 5.12(a) are herein referred to as the “Parent Contracts”. A complete and correct copy of each of the Parent Contracts (including all amendments, modifications, waivers and supplements thereto) has been made available to the Company. Each Parent Contract is valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to the Enforceability Exceptions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder. Except as not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate (in whole or in part) for default, convenience or otherwise any Parent Contract.

Section 5.13 Brokers. Except for the fees and expenses payable to Perella Weinberg Partners LP and Goldman Sachs & Co. LLC, neither Parent nor any Subsidiary of Parent has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission from the Company or any of its Subsidiaries in connection with this Agreement or upon consummation of the Transactions based on arrangements made by Parent or any of its Subsidiaries.

Section 5.14 Related Party Transactions. Except as set forth on Schedule 5.14 of the Parent Disclosure Letter or disclosed in the Parent Public Documents, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of Parent), in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Parent Related Party Transaction”).

Section 5.15 Business Conduct. Merger Sub 1 was formed on July 17, 2026, and Merger Sub 2 was formed on July 17, 2026. Since the inception of Merger Sub 1 and Merger Sub 2, neither entity has engaged in any activity, other than such actions in connection with (x) its organization or formation, as applicable, and (y) the preparation, negotiation and execution of this Agreement and the Transactions. Each of Merger Sub 1 and Merger Sub 2 has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Mergers as provided in this Agreement. Each of Merger Sub 1 and Merger Sub 2 is a direct wholly-owned subsidiary of Parent. No election has been made to treat Merger Sub 2 as a corporation for income Tax purposes.

Section 5.16 Tax Treatment. After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of any fact, agreement, plan or other circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent the Mergers from qualifying for the Reorganization Treatment.

Section 5.17 Ownership of Company Common Stock. None of Parent, any of its Subsidiaries (including Merger Sub 1 and Merger Sub 2), nor any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) thereof, is, or has been at any time during the three (3) years prior to the date of this Agreement, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL). None of Parent, any of its Subsidiaries (including Merger Sub 1 and Merger Sub 2), nor any of their Affiliates owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company.

Section 5.18 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws, or equivalent Organizational Documents of Parent or the applicable rules of any exchange on which securities of Parent are traded in order for Parent, Merger Sub 1 or Merger Sub 2 to execute and deliver this Agreement and to consummate the Transactions.

Section 5.19 Takeover Laws. The approval of the Parent Board of this Agreement and the Transactions represent all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of Section 203 of the DGCL. Except for Section 203 of the DGCL, no other Takeover Law applies to this Agreement or the Transactions.

Section 5.20 Intellectual Property; Data Privacy.

(a) All registrations of the Parent Registered and Pending Intellectual Property are subsisting, valid and enforceable, and all applications for the Parent Registered and Pending Intellectual Property are validly applied-for, not in breach of any confidentiality agreements or agreements with similar terms, properly assigned, and subsisting. Parent has duly maintained all Parent Registered and Pending Intellectual Property in the ordinary course consistent with reasonable business practices. There are no Proceedings pending or, to the knowledge of Parent, threatened, that challenge the legality, validity, enforceability, registration, use or ownership of any Parent Owned Intellectual Property.

(b) Parent and its Subsidiaries own or have sufficient rights to use and practice all material Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances. Neither Parent nor any of its Subsidiaries has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any material Intellectual Property that is the Parent Owned Intellectual Property.

(c) The operation of the business of each of Parent and its Subsidiaries as presently conducted, does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person. There are no Proceedings pending or, to the knowledge of Parent, threatened, alleging that Parent or any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person. There are no Proceedings pending or threatened, alleging that any third party is infringing, misappropriating, diluting or otherwise violating any Parent Owned Intellectual Property.

(d) Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted. All current and former employees, consultants and contractors of Parent or any of its Subsidiaries who have developed any Intellectual Property for or on behalf of Parent or any such Subsidiary have executed Contracts that assign to Parent or one of its Subsidiaries all of such Person’s rights in and to such Intellectual Property and provide for the confidentiality and non-disclosure of any trade secrets or other confidential information.

(e) Parent and its Subsidiaries have at all times complied in all material respects with all applicable Privacy Laws, relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information and (ii) maintained, continue to maintain and have complied in all material respects with Parent’s and its Subsidiaries’ policies regarding privacy and data security, including (A) all privacy policies and similar disclosures published on each web site of Parent and its Subsidiaries or otherwise communicated in writing to users of any such web site and other third parties, (B) any contractual commitment or obligation of Parent or any of its Subsidiaries relating to privacy, data security or the processing of Personal Information, and (C) any privacy policy or other written disclosure or assurance otherwise made available by the Company and its Subsidiaries to the persons to whom the Personal Information relates.

Section 5.21 Top Parent Customers. All Top Parent Customers continue to be customers of Parent or the applicable Subsidiary as of the date hereof and no Top Parent Customer has terminated, canceled or materially reduced its business with Parent or any of its Subsidiaries or otherwise adversely modified the pricing, volume, service-level, exclusivity, rebate, credit, payment or other material terms of its business relationship with Parent or any of its Subsidiaries, or indicated in writing an intention to terminate, cancel or materially reduce its business with Parent or its Subsidiaries, or adversely modify the terms of the business relationship with Parent or its Subsidiaries in any material manner.

Section 5.22 Solvent. Immediately prior to the Closing and at the time of Closing, Parent and its Subsidiaries on a consolidated basis will be Solvent.

Section 5.23 No Additional Representations.

(a) Except for the representations and warranties made in this ARTICLE V or any certificate delivered herewith, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent or any of its Subsidiaries or their respective businesses that may have been made available to the Company or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions); or (ii) except for the representations and warranties made by Parent in this ARTICLE V or any certificate delivered herewith, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.24(a) shall limit the Company’s remedies with respect to claims of Fraud arising from or relating to the express written representations and warranties made by Parent, Merger Sub 1, and Merger Sub 2 in this ARTICLE V or any certificate delivered herewith.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in ARTICLE IV or any certificate delivered herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Affiliates or Representatives, and that none of Parent, Merger Sub 1 and Merger Sub 2 has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to Parent or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that none of Parent, Merger Sub 1 and Merger Sub 2 has relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of the Company Business Pending the Mergers.

(a) Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, from the date of this Agreement until the earlier of the First Merger Effective Time and the termination of this Agreement pursuant to ARTICLE VIII (the “Pre-Closing Period”), it shall, and shall cause each of its Subsidiaries to, use reasonable efforts to conduct its businesses in the ordinary course consistent with past practice, including by using reasonable efforts to preserve substantially intact its present business organization and material assets, to keep available the services of its current officers and employees and to preserve satisfactory relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

(b) Except (i) as set forth on Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall not, and shall cause its Subsidiaries not to:

(i) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries except for dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another Subsidiary of the Company;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance or withholding of any shares of Company Common Stock issuable pursuant to Company Stock Options, Company RSU Awards, Company PRSU Awards or Company RS Awards granted under any Company Equity Plan that are outstanding on the date of this Agreement (or that are granted in accordance with the terms of this Agreement) pursuant to the terms thereof as in effect as of the Measurement Date or, if later, the grant date, (B) the grant of Company RSU Awards under the Company Equity Plan to employees hired after the date hereof, or to existing employees in connection with promotions, in each case, in the ordinary course of business consistent with past practice, subject to the limitations set forth on Schedule 6.1(b)(ii) of the Company Disclosure Letter, and (C) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company;

(iii) amend or propose to amend (A) the Company’s Organizational Documents or (B) the Organizational Documents of any of the Company’s Subsidiaries (other than ministerial changes);

(iv) (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by purchasing any equity interest in or a substantial portion of the assets of) any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than $1,000,000 in the aggregate, acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business, and any capital expenditures permitted by (or consented to by Parent under) Section 6.1(b)(xvi);

(v) sell, lease, swap, exchange, transfer, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to Company Contracts or Company Real Property Leases in effect on the date of this Agreement, (B) such sales or dispositions of inventory in the ordinary course of business consistent with past practice, (C) such dispositions among the Company and its Subsidiaries, and (D) other sales or dispositions of assets for which the consideration is less than $1,000,000 in the aggregate;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of the Company;

(vii) change in any respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes to GAAP;

(viii) make, change or revoke any material Tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual Tax accounting period, change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any Proceeding regarding any Taxes, surrender any right to claim a material Tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any Taxes (other than extensions of time to file Tax Returns);

(ix) take any action (other than any action required by this Agreement) or knowingly fail to take any action (other than any action prohibited by this Agreement) where such action or failure to act would reasonably be expected to prevent or impede the Mergers from qualifying for the Reorganization Treatment;

(x) except as required pursuant to an existing Company Benefit Plan as in effect on the date hereof, (A) grant or commit to grant any increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any current or former directors, officers, employees or Contingent Workers of the Company or any Subsidiary other than increases in the base salary or wages or cash incentive compensation of employees at or below the level of director in the ordinary course of business consistent with past practice as described on Schedule 6.1(b)(x)(A) of the Company Disclosure Letter, (B) take any action to accelerate the vesting or lapsing of restrictions or payment, of compensation or benefits under any Company Benefit Plan, (C) grant or commit to grant any equity based awards or accelerate the vesting of any Company Equity Awards except as permitted by Section 6.1(b)(ii), (D) enter into any new, or amend any existing, employment, severance, termination, change-in-control or similar agreement with any director, officer, employee or Contingent Worker, other than entering into offer letters for individuals at or below the level of vice president in the ordinary course of business consistent with past practice that provide for “at will” employment and do not provide for severance, termination, change-in-control or similar benefits, (E) pay or commit to pay any bonuses, other than payment of annual or other short-term cash bonuses and payments with respect to completed performance periods in accordance with Company Benefits Plans existing as of the date hereof in the ordinary course of business consistent with past practice, (F) establish, enter into or adopt any Company Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Company Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Company Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, (G) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annualized base salary or base compensation in excess of $200,000 or (H) waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any current or former director, officer, employee or independent contractor;

(xi) voluntarily recognize any labor union, works council, or other labor organization as the bargaining representative of any employees or enter into any Labor Agreement;

(xii) (A) incur, create, assume, waive or release any Indebtedness of the Company or any of its Subsidiaries or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict (1) the incurrence of Indebtedness in an aggregate amount less than $3,000,000, or (2) the creation of any Encumbrances securing as of the date hereof any Indebtedness permitted by the foregoing clause (1);

(xiii) make any loans, advances or capital contributions to, any other Person, except for (A) extensions of credit to customers in the ordinary course of business consistent with past practice and (B) loans, advances or capital contributions to, any direct or indirect wholly owned Subsidiaries of the Company;

(xiv) (A) enter into any Contract that would be a Company Contract if it were in effect on the date of this Agreement (other than in the ordinary course of business consistent with past practice and Company Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v)); provided, however, that, notwithstanding the foregoing and regardless of whether the ordinary course of business exception would otherwise apply, the Company shall not, without Parent’s prior written consent, enter into any (1) agreement for the purchase or procurement of raw materials, components or supplies under which aggregate liabilities or payment obligations exceed $1,000,000 (individually or in the aggregate with related agreements), (2) agreement containing take-or-pay obligations, minimum purchase or volume commitments, or similar obligations requiring the Company or any of its Subsidiaries to purchase or pay for a minimum quantity regardless of actual need, or (3) agreement containing supplier exclusivity provisions or that otherwise requires the Company or any of its Subsidiaries to source any material raw material or component exclusively or primarily from a single supplier; or (B) materially modify, amend, terminate or assign, or waive or assign any material rights under, any Company Contract (other than in the ordinary course of business consistent with past practice or with respect to Company Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v));

(xv) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.1(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.9)) except solely for monetary payments of no more than $1,000,000 individually or $3,000,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries (including the Company or any of its Subsidiaries following the First Merger Effective Time) or a finding or admission of liability or a violation of Law;

(xvi) make or commit to make any capital expenditures that are in the aggregate greater than $5,000,000;

(xvii) fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Company and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice;

(xviii) (A) materially amend, or publish any statement materially inconsistent with, any privacy policy or any policy or notice regarding data security or AI Systems, except as required by applicable Law or the Privacy Requirements; (B) fail to maintain in full force and effect the information security program described in Section 4.14(k), including administrative, technical and physical safeguards at least as protective as those in effect as of the date of this Agreement; or (C) develop, train or materially modify any AI System using any Personal Information, customer data or material trade secrets, other than in the ordinary course of business consistent with past practice and in compliance with the Privacy Requirements and applicable Contracts; or

(xix) agree or commit to take any action that is prohibited by this Section 6.1(b).

(c) During the Pre-Closing Period, the Company shall notify Parent in writing promptly (and in any event within forty-eight (48) hours) after becoming aware of (i) any material data security incident, personal data breach or other unauthorized access to or acquisition, use or disclosure of Personal Information or material trade secrets or other material confidential or proprietary information held by or on behalf of the Company or any of its Subsidiaries (including by any current or former employee, contractor, service provider or any other Person), or any material compromise of the IT Assets, or (ii) any notice, complaint, audit, inquiry, claim or Proceeding from any Governmental Entity or other Person alleging any violation of any Privacy Requirement or AI Law, and, in each case, shall promptly investigate, and use reasonable best efforts to remediate as promptly as possible, any such incident and take reasonably appropriate measures to mitigate any harm resulting therefrom, and shall keep Parent reasonably informed regarding, and shall consider in good faith Parent’s views with respect to, the investigation, containment and remediation thereof and any related notification obligations.

(d) During the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable prior notice, permit Parent and its Representatives (including any third party information security or assessment firm engaged by Parent) to conduct, at Parent’s expense, at reasonable times and in a manner designed not to unreasonably interfere with the ordinary operation of the business of the Company and its Subsidiaries, one or more penetration tests, vulnerability scans and assessments, and reviews of the security configurations, controls and settings, of the IT Assets of the Company and its Subsidiaries, and shall provide Parent and its Representatives with reasonable access to the relevant IT Assets, personnel, policies and documentation for such purposes and shall reasonably cooperate with, and provide such information as is reasonably requested by Parent in connection with, any such test, assessment and review. Any information disclosed to or obtained by Parent or its Representatives in connection with the foregoing shall be subject to the Confidentiality Agreement.

Section 6.2 Conduct of Parent Business Pending the Mergers.

(a) Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that during the Pre-Closing Period, it shall, and shall cause each of its Subsidiaries to, use reasonable efforts to conduct its businesses in the ordinary course consistent with past practice, including by using reasonable efforts to preserve substantially intact its present business organization and material assets, to keep available the services of its current officers and employees and to preserve satisfactory relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

(b) Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Parent shall not, and shall cause its Subsidiaries not to:

(i) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except (i) for dividends and distributions by a wholly owned Subsidiary of Parent to Parent or another Subsidiary of Parent, (ii) regular quarterly cash dividends in accordance with Parent’s dividend policy or (iii) dividends or distributions with a record date after the First Merger Effective Time;

(ii) Except as set forth on Schedule 6.2(b)(ii) of the Parent Disclosure Letter, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance or withholding of any shares of Parent Common Stock issuable pursuant to Parent Equity Awards granted under any Parent Equity Plan that are outstanding on the date of this Agreement (or that are granted in accordance with the terms of this Agreement) pursuant to the terms thereof as in effect as of the Measurement Date or, if later, the grant date, (B) the grant of Parent Equity Awards under the Parent 2018 Plan in the ordinary course of business consistent with past practice, and (C) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent;

(iii) amend or propose to amend (A) Parent’s Organizational Documents or (B) the Organizational Documents of any of Parent’s Subsidiaries, in the case of clause (B), in any manner that would prohibit or hinder, impede or delay in any material respect the Transactions;

(iv) (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, in each case, to the extent that such action would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Transactions;

(v) sell, lease, swap, exchange, transfer, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to Parent Contracts in effect on the date of this Agreement, (B) such sales or dispositions of inventory in the ordinary course of business consistent with past practice, (C) such dispositions among Parent and its Subsidiaries, and (D) other sales or dispositions of assets for which the consideration is less than $15,000,000 in the aggregate;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii) change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP;

(viii) take any action (other than any action required by this Agreement) or knowingly fail to take any action (other than any action prohibited by this Agreement) where such action or failure to act could reasonably be expected to prevent or impede the Mergers from qualifying for the Reorganization Treatment;

(ix) (A) incur, create, assume, waive or release any Indebtedness of Parent or any of its Subsidiaries or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict (1) the incurrence of Indebtedness in an aggregate amount less than $50,000,000, (2) the creation of any Encumbrances securing as of the date hereof any Indebtedness permitted by the foregoing clause (1), or (3) the incurrence of revolving Indebtedness in an aggregate amount of up to $300,000,000; or

(x) agree or commit to take any action that is prohibited by this Section 6.2.

Section 6.3 No Solicitation by the Company.

(a) Except as otherwise permitted under this Section 6.3, during the Pre-Closing Period, the Company will, and will cause its Subsidiaries and its and their respective directors, officers and employees to, and will use its reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Competing Proposal, except to notify such Person of the existence of this Section 6.3(a). The Company will promptly terminate any physical and electronic data access related to any potential Company Competing Proposal previously granted to such Persons, and within two (2) Business Days following the execution of this Agreement, request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any Person with whom a confidentiality agreement was entered into during the twelve-month period immediately preceding the date hereof relating to a potential Company Competing Proposal be promptly returned or destroyed in accordance with the terms of such confidentiality agreement.

(b) Except as otherwise permitted under this Section 6.3, during the Pre-Closing Period, the Company will not, will cause its Subsidiaries and its and their respective directors, officers and employees not to, and will use its reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal; or

(iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

provided that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Company Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform such third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise expressly permitted hereunder).

(c) From and after the date of this Agreement, the Company shall promptly (and in any event within 48 hours after delivery to the Company) notify Parent of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal, and the Company shall provide to Parent promptly (and in any event within 48 hours) (i) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries (which may be redacted to the extent necessary to protect the identity of the Person making such Company Competing Proposal and any other confidential information of such Person) or (ii) if any such Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter the Company shall (A) keep Parent reasonably informed, on a reasonably prompt basis (and in any event within 48 hours of a material development), of any material development regarding the status or terms of, or any material requests related to, any such Company Competing Proposal (including any amendments thereto) and shall promptly (and in any event within 48 hours) apprise Parent of the status of any such discussions or negotiations and (B) provide to Parent promptly after receipt or delivery thereof (and in any event within 48 hours of delivery to the Company) copies of any revised Company Competing Proposal made in writing to the Company or any of its Subsidiaries (which may be redacted to the extent necessary to protect the identity of the Person making such Company Competing Proposal and any other the confidential information of such Person).

(d) Except as permitted by Section 6.3(e), during the Pre-Closing Period, neither the Company nor the Company Board, or any committee thereof, will, directly or indirectly:

(i) withhold, withdraw, qualify or modify in a manner adverse to Parent, Merger Sub 1 or Merger Sub 2, or publicly propose or announce any intention to so withhold, withdraw, qualify or modify, the Company Board Recommendation;

(ii) fail to include the Company Board Recommendation in the Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal) (a “Company Alternative Acquisition Agreement”);

(v) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or any of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14d-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date of the Company Stockholders Meeting) or (B) ten (10) Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing Section 6.3(d)(v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Parent so requests in writing or (B) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third (3rd) Business Day prior to the date of the Company Stockholders Meeting); provided, that the Company and the Company Board shall only be required to reaffirm the Company Board Recommendation once at the request of Parent pursuant to clause (a) with respect to each publicly announced or disclosed Company Competing Proposal; or

(vii) cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Company Board may after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Proxy Statement by applicable Delaware law and U.S. federal securities Laws or any disclosure to the Company’s stockholders if the Company Board determines (after consultation with its outside legal counsel) that its failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that if such disclosure would otherwise constitute a Company Change of Recommendation, such disclosure may only be made in accordance with Section 6.3(e)(iii) or Section 6.3(e)(iv), it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not, in and of itself, be deemed to be a Company Change of Recommendation;

(ii) prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Section 6.3(b)(ii) or Section 6.3(b)(iii) with any Person (including such Person’s Representatives) if the Company receives a bona fide written Company Competing Proposal from such Person (including such Person’s Representatives) that did not result from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel (it being understood and agreed that (1) such confidentiality agreement with such Person need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Company Competing Proposal on a confidential basis and (2) that such confidentiality agreement shall not contain any provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibit the Company from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and (D) prior to taking such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under applicable Law;

(iii) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation if:

(A) the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that such Company Competing Proposal constitutes a Company Superior Proposal;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action and include a copy of the proposed Company Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto;

(E) at the end of such five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith (1) after consultation with the Company’s financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and (2) after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to three (3) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(iv) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation under Section 6.3(d)(i) and/or Section 6.3(d)(ii) if:

(A) the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of such five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under applicable Law; provided that in the event that the Company obtains knowledge of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to three (3) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(f) During the Pre-Closing Period, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained if, the Company Board determines that failure to do so would be inconsistent with its fiduciary duties under applicable Law, it may waive any such “standstill” or similar provision to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party.

(g) Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by or at the direction of a director or officer of the Company or any of its Subsidiaries in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.

Section 6.4 Preparation of Proxy Statement and Registration Statement.

(a) The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement and any amendments or supplements thereto. Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub 1 and Merger Sub 2) and the holders of their securities, as the Company may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto.

(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the date of this Agreement, a mutually acceptable (i) Proxy Statement relating to the Company Stockholder Approval and any other matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and (ii) the Registration Statement (of which the Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond as promptly as practicable to any comments of the SEC or its staff. Parent and the Company shall use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act promptly after the filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) Parent and the Company shall make all necessary filings with respect to the Mergers and the Transactions under the Securities Act, the Exchange Act, and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the First Merger Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the shareholders of Parent.

Section 6.5 Company Stockholders Meeting.

(a) Unless this Agreement has been terminated in accordance with ARTICLE VIII, the Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold the Company Stockholders Meeting, to be held as promptly as practicable following the Registration Statement being declared effective by the SEC (and in any event will use reasonable best efforts to convene the Company Stockholders Meeting within sixty (60) days thereof). Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Proxy Statement shall include the Company Board Recommendation and, subject to the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under applicable Law, the Company Board shall use reasonable best efforts to solicit from stockholders of the Company proxies in favor of the adoption and approval of this Agreement and the Transactions. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) at the Company Stockholders Meeting to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting (and, subject to the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under applicable Law, shall adjourn or postpone the Company Stockholders Meeting to the extent requested in writing by Parent) if, as of the time for which the Company Stockholders Meeting is scheduled to be held, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the immediately preceding date for which the meeting was previously scheduled; provided, further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date; and provided, further, that the Company shall only be required to adjourn the Company Stockholders Meeting once at the request of Parent pursuant to clause (ii) above. If reasonably requested by Parent, the Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise use commercially reasonable efforts to keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Company Stockholders Meeting permitted hereunder. Without the prior written consent of Parent, and except as may be required by applicable Law to be voted on by the Company’s stockholders in connection with the Company Stockholder Approval, obtaining the Company Stockholder Approval and a proposal with respect to adjournment of the Company Stockholders Meeting shall be the only matters which the Company shall propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting.

(b) The Parties shall cooperate and use their reasonable best efforts to set the record date for and hold the Company Stockholders Meeting on the same day and at approximately the same time as determined in consultation with each other. Each of the Parties shall, in consultation with each other, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act as soon as practicable after the date hereof to enable such record date to be so set.

(c) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to ARTICLE VIII, the Company agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting pursuant to this Section 6.5 shall not be affected by the making of a Company Change of Recommendation and its obligations pursuant to this Section 6.5 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Competing Proposal or other proposal (including a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event.

(d) Promptly after the execution of this Agreement, Parent shall (i) duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub 1 in accordance with applicable Law and the Organizational Documents of Merger Sub 1 and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement and (ii) duly approve and adopt this Agreement in its capacity as the sole member of Merger Sub 2 in accordance with applicable Law and the Organizational Documents of Merger Sub 2 and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

Section 6.6 Access to Information.

(a) Subject to applicable Law and the other provisions of this Section 6.6, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the Pre-Closing Period, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i) no Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is, in the reasonable determination of such Party, subject to any attorney/client privilege, business strategy immunity, work product or similar privilege or protection or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures or redaction with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or an existing Contract);

(ii) no Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s reasonable determination the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability; and

(iii) no information provided pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by any Party and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.6 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b) The Confidentiality Agreement dated as of February 12, 2026, between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement until the later of (i) the expiration of the term set forth therein and (ii) the earlier of the First Merger Effective Time or the termination of this Agreement in accordance with ARTICLE VIII, and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Confidential Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the First Merger Effective Time and termination of this Agreement in accordance with ARTICLE VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

Section 6.7 Reasonable Best Efforts; HSR and Other Approvals.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this ARTICLE VI, upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, promptly, the Mergers and the other Transactions.

(b) In furtherance of the foregoing, Parent and the Company shall use their reasonable best efforts to (i) promptly prepare and file all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity prior to the consummation of the Transactions and (ii) obtain (and cooperate with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act or any other Antitrust Laws) required to be obtained or made by Parent, the Company or any of their respective Subsidiaries in connection with, or that are necessary to consummate, the Transactions. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall the Company, Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions. Additionally, Parent and the Company shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or that would be reasonably expected to result in not obtaining, any Consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the Parties shall use reasonable best efforts to effect such transfers.

(c) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.7. In that regard, each Party shall promptly consult with the other Party to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other material submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If either Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in substantial compliance with such request. Neither Parent nor the Company shall participate in any meeting or teleconference with any Governmental Entity where material issues would be reasonably expected to be discussed in connection with this Agreement and the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party a reasonable opportunity to attend and participate thereat. The materials provided pursuant to this Section 6.7 may be redacted (i) to remove references concerning the valuation of the Company, Parent, the Transactions or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to prevent any waiver or loss of any attorney-client privilege, business strategy immunity, work product or similar privilege or protection. Notwithstanding anything to the contrary, Parent shall have primary responsibility for the antitrust clearance strategy and managing communications with any Governmental Entity with respect to the Transaction, provided that Parent shall consult with, and consider in good faith the views of, the Company in connection with such strategy and communication.

(d) The Company and Parent shall file promptly (but in any event no later than ten (10) Business Days after the date of this Agreement) the notification and report forms required under the HSR Act.

(e) In furtherance of the foregoing, Parent shall use reasonable best efforts to take the steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws so as to enable Closing to occur as promptly as possible, including proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise with respect to the Company or any of its Subsidiaries (i) the sale, divestiture, transfer, license or other disposition of any assets or businesses of the Company or any of its Subsidiaries, (ii) the creation, termination, modification, transfer or other action with respect to any relationships, agreements and contractual rights and obligations of the Company or any of its Subsidiaries; provided that the Parties shall not be required to take any of the foregoing actions if doing so would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, as applicable. For the avoidance of doubt, notwithstanding anything in this Section 6.7 to the contrary, nothing in this Section 6.7 shall require Parent or the Company or any of their respective Subsidiaries to take, or cause to be taken, any action with respect to their respective assets, businesses or Subsidiaries that is not conditioned upon the consummation of the Transactions, including the Mergers.

(f) Parent and the Company shall not, and shall not permit any of their respective Subsidiaries or Affiliates to, directly or indirectly, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof or (ii) take or agree to take any other action (including entering into or agreeing to enter into any material license, joint venture or other transaction) that would reasonably be expected to (A) materially delay obtaining, or materially increase the risk of not obtaining, approval from, or avoiding an Action by, any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement or (C) otherwise materially delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) Parent and the Surviving LLC agree that, until the six (6) year anniversary date of the First Merger Effective Time, neither Parent nor the Surviving LLC shall amend, repeal or otherwise modify any provision in their Organizational Documents or those of their Subsidiaries in any manner that would affect adversely the rights thereunder, of (i) any Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the First Merger Effective Time, a director, officer, employee or agent of the Company or any of its Subsidiaries, in each case, when acting in such capacity (each, an “Indemnified Person”) to indemnification and advancement and (ii) any Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the First Merger Effective Time, a director or officer of the Company or any of its Subsidiaries, in each case, when acting in such capacity to exculpation, except to the extent required by applicable Law. Parent shall cause the Surviving LLC and its Subsidiaries to fulfill and honor any written indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any Indemnified Person existing and in effect immediately prior to the First Merger Effective Time and listed in Section 6.8(a) of the Company Disclosure Letter. Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the First Merger Effective Time) is instituted against any Indemnified Person on or prior to the sixth anniversary of the First Merger Effective Time, the provisions of this Section 6.8 shall continue in effect until the final disposition of such Proceeding.

(b) The Company shall, in consultation with Parent, obtain as of the First Merger Effective Time “tail” insurance policies under the Company’s existing directors’ and officers’ liability insurance and fiduciary liability insurance coverage (“D&O Insurance”) in a form reasonably acceptable to Parent for a period of six (6) years from the First Merger Effective Time (the “Tail Policy”) with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Persons than under the existing D&O Insurance, in each case with respect to acts, omissions or claims arising out of or relating to events which occurred before or at the First Merger Effective Time (including in connection with the Transactions), provided, however, that in no event shall the aggregate cost of the Tail Policy exceed 300% of the current aggregate annual premium paid the Company for the D&O Insurance; and provided, further, that if the cost of the Tail Policy exceeds such amount, the Company shall obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount. Parent shall, and shall cause the Surviving LLC to, maintain the Tail Policy in full force and effect, and continue to honor the obligations thereunder. Additionally, the Company shall, in consultation with Parent, obtain as of the First Merger Effective Time “tail” insurance policies under the Company’s existing products liability insurance coverage including products-work hazard and professional liability coverages (“Product Liability Insurance”) in a form reasonably acceptable to Parent for a period of six (6) years from the First Merger Effective Time (the “Product Liability Insurance Tail Policy”) with at least the same coverage and amounts and containing terms and conditions that are not less advantageous than under the existing Product Liability Insurance, in each case with respect to acts, omissions or claims arising out of or relating to events which occurred before or at the First Merger Effective Time, provided, however, that in no event shall the aggregate cost of the Product Liability Insurance Tail Policy exceed 300% of the current aggregate annual premium paid the Company for the Product Liability Insurance; and provided, further, that if the cost of the Product Liability Insurance Tail Policy exceeds such amount, the Company shall obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

(c) In the event that Parent, the Surviving LLC or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving LLC, as the case may be, shall assume the obligations set forth in this Section 6.8. The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.8, and his or her heirs and Representatives. The rights of the Indemnified Persons under this Section 6.8 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Law.

Section 6.9 Transaction Litigation. In the event any Proceeding against the Company by any Governmental Entity or other Person is commenced or, to the knowledge of the Company threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company shall promptly notify Parent of such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at Parent’s cost) and shall consider in good faith, acting reasonably, Parent’s advice with respect to such Transaction Litigation; provided that the Company shall not offer or agree to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.10 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law or court process, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with any previous public announcement or public disclosure made by the Parties in accordance with this Section 6.10; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal, and matters related thereto or a Company Change of Recommendation, other than as set forth in Section 6.3.

Section 6.11 Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the First Merger Effective Time. Prior to the First Merger Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.12 Section 16 Matters. Prior to the First Merger Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.13 Stock Exchange Listing and Deregistration. Parent shall use reasonable best efforts to take all action necessary to cause the Parent Common Stock to be issued in the Mergers to be approved for listing on Nasdaq, subject to official notice of issuance, subject to customary listing conditions prior to the First Merger Effective Time. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to enable the delisting by the Surviving Company of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act promptly after the First Merger Effective Time. If the Surviving Company is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least five (5) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period. During the Pre-Closing Period, Parent shall promptly notify the Company of any material communications or correspondence received by Parent from Nasdaq with respect to the listing of Parent Common Stock to be issued in the Mergers, and any potential suspension or delisting action contemplated or threatened by Nasdaq.

Section 6.14 Tax Matters.

(a) The Mergers are intended to be treated as integrated steps of a single transaction, consistent with Rev. Rul. 2001-46, 2001-2 C.B. 321, and to qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent, the Company, and the Merger Subs are to be parties under Section 368(b) of the Code. Each of Parent, the Company and the Merger Subs intends to treat the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code and to report the Mergers for all applicable income Tax purposes in accordance with the Reorganization Treatment.

(b) The Parties acknowledge and agree that for purposes of determining the value of Parent Common Stock to be received by the holders of shares of Company Common Stock pursuant to the Mergers when applying the “continuity of interest” requirement under Treasury Regulations Section 1.368-1(e), under Revenue Procedure 2018-12, 2018-6 I.R.B. 349 (“Rev. Proc. 2018-12”) (a) the “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12 will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Rev. Proc. 2018-12; (b) the “Measuring Period” within the meaning of Section 4.02 of Rev. Proc. 2018-12 will be the five consecutive Trading Days ending on and including the date that is the Trading Day immediately preceding the date of this Agreement; (c) the “national securities exchange” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be the Nasdaq; and (d) the “authoritative reporting source” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be Bloomberg L.P. The Parties further agree that the valuation of Parent Common Stock by reference to the methodology described in this Section 6.14(b) is intended to qualify for a “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12.

(c) Each of Parent, Merger Sub 1 and Merger Sub 2 and the Company shall notify the other Parties promptly after becoming aware of any fact that could reasonably be expected to cause the Mergers not to qualify for the Reorganization Treatment.

(d) This Agreement is intended to constitute, and the Parties adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

(e) The Company shall deliver to Parent at the Closing a properly executed and completed certification, in a form reasonably satisfactory to Parent, and that meets the requirements of Treasury Regulations §§ 1.1445-2(c)(3) and 1.897-2(h), dated not more than thirty (30) days prior to the Closing Date and signed by an executive officer of the Company, certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” (as defined in Section 897(c)(1) of the Code), and a copy of the properly executed notification provided to the Internal Revenue Service regarding such certification, prepared in accordance with the provisions of Treasury Regulations § 1.897-2(h)(2).

Section 6.15 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any jurisdiction that purport to apply to this Agreement or the Transactions.

Section 6.16 Obligations of Merger Sub 1 and Merger Sub 2. Parent shall take all action necessary to cause Merger Sub 1 and Merger Sub 2 to perform their respective obligations under this Agreement and to consummate the Transactions, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.17 Company Director Resignations. The Company shall obtain and deliver to Parent at or prior to the First Merger Effective Time the resignation of each director of the Company who is not continuing as a director of the Surviving Company following the First Merger Effective Time.

Section 6.18 Employee Benefits Matters.

(a) Parent hereby agrees that, for a period of one (1) year immediately following the First Merger Effective Time, it shall, or it shall cause the Surviving LLC and its Subsidiaries to provide each employee of the Company and of each of the Company’s Subsidiaries as of the First Merger Effective Time (each, a “Continuing Employee”) to the extent such Continuing Employee remains employed by Parent or its Subsidiaries with (i) a base salary or wage rate that is not less than the base salary or wage rate provided by the Company and its Subsidiaries to such Continuing Employee as of immediately prior to the First Merger Effective Time and (ii) retirement and health and welfare benefits (excluding defined benefit pension benefits, nonqualified deferred compensation, retiree or post-termination health or welfare benefits, equity or equity-based compensation, retention or change in control-related compensation or benefits or severance) that are substantially comparable in the aggregate to either, in Parent’s discretion, the retirement and health and welfare benefits provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the First Merger Effective Time or those provided by Parent or its Subsidiaries to similarly situated employees of Parent or its Subsidiaries.

(b) Parent shall, or shall cause the Surviving LLC and its Subsidiaries to, use commercially reasonable efforts to cause Continuing Employees to receive service credit for purposes of eligibility to participate, vesting and benefit accrual, but excluding vesting or benefit accruals under any defined benefit pension plan, equity or equity-based incentive arrangements, nonqualified deferred compensation plan, or retiree or post-employment medical or other welfare benefit plans under any employee benefit plan, program or arrangement, in each case, established or maintained by Parent, the Surviving LLC or any of their respective Subsidiaries under which each Continuing Employee is eligible to participate on or after the First Merger Effective Time to the same extent recognized by the Company or any of its Subsidiaries under comparable Employee Benefit Plans immediately prior to the First Merger Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit or require the amendment of a plan. In addition, Parent shall, or shall cause the Surviving LLC and its Subsidiaries to, use commercially reasonable efforts to waive, or cause to be waived, any limitations on welfare benefits relating to any pre-existing conditions to the extent such conditions are covered immediately prior to the First Merger Effective Time under the applicable Employee Benefit Plans and use commercially reasonable efforts to recognize, for purposes of the annual deductible and out-of-pocket limits under its medical and dental plans, the deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the First Merger Effective Time occurs.

(c) Unless Parent requests otherwise in writing at least five (5) days prior to the Closing Date, the Company shall, effective no later than the day immediately preceding the Closing Date, take all necessary actions to terminate or cause to be terminated any and all Employee Benefit Plans intended to meet the requirements of Section 401(k) of the Code (each, a “401(k) Plan”). In addition, if requested by Parent at least five (5) days prior to the Closing Date, the Company shall terminate or cause to be terminated any or all of the other Employee Benefit Plans sponsored or maintained by the Company or any of its Subsidiaries. The Company shall, or shall cause its applicable Affiliate to, provide Parent with evidence that each 401(k) Plan and any other requested terminated Employee Benefit Plan has been terminated, with the termination of the applicable Employee Benefit Plans effective no later than the day immediately preceding the Closing Date, pursuant to a duly adopted resolution of the Company or its applicable Affiliate (the form and substance of which shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed) no later than the day immediately preceding the First Merger Effective Time. The Company also shall take such other actions in furtherance of terminating each 401(k) Plan and any other requested Employee Benefit Plan as Parent may reasonably require.

(d) Nothing contained in this Agreement is intended to be treated as an amendment to any Employee Benefit Plan or any employee benefit plan or arrangement of Parent or any of its Affiliates, or to create any third-party beneficiary rights in any employee or service provider, any beneficiary or dependent thereof, or any collective bargaining representative thereof. Nothing contained herein, express or implied, shall (i) alter or limit the ability of Parent or the Surviving LLC or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (ii) create any rights to continued employment or service with Parent, the Surviving LLC or any of its Subsidiaries or any of their respective Affiliates or in any way limit the ability of Parent, the Surviving LLC or any of its Subsidiaries or any of their respective Affiliates to terminate the employment or service of any employee or service provider at any time and for any reason.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Consummate the Mergers. The respective obligation of each Party to consummate the Mergers is subject to the satisfaction on or prior to the Closing Date of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, and the consents required under the Antitrust Laws overseen by the relevant Governmental Entity of the jurisdictions set forth on Schedule 7.1(b) shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Mergers or the other Transactions contemplated by this Agreement, and no Law shall have been adopted that makes consummation of the Mergers or the other Transactions contemplated by this Agreement illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) Nasdaq Listing. The Parent Common Stock to be issued in the Mergers pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to customary listing requirements.

Section 7.2 Additional Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to consummate the Mergers is subject to the satisfaction on or prior to the Closing Date of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a), (b) and (c) (Capital Structure), Section 4.3(a) and (b)(i) (Authority; No Violations; Consents and Approvals), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 4.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2 (Capital Structure), Section 4.20 (Opinion of Financial Advisor) and Section 4.21 (Brokers) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in ARTICLE IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the First Merger Effective Time.

(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d) Officer’s Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Mergers is subject to the satisfaction on or prior to the Closing Date of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent, Merger Sub 1 and Merger Sub 2. (i) The representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.3(a) and (b)(i) (Authority; No Violations; Consents and Approvals), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all representations and warranties of Parent set forth in Section 5.2(a), (b) and (c), Section 5.13 (Opinion of Financial Advisor) and Section 5.14 (Brokers) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in ARTICLE V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent, Merger Sub 1 and Merger Sub 2. Parent, Merger Sub 1 and Merger Sub 2 each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the First Merger Effective Time.

(c) Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d) Officer’s Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Mergers or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, Section 7.2, or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the First Merger Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of any of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Mergers shall not have been consummated on or before 5:00 p.m. New York time, on January 31, 2027 (the “Outside Date”); provided, however, that such date shall be automatically extended (A) by one hundred eighty (180) days without the need for any action by any Party, if the only conditions that have not been satisfied or waived as of the Outside Date (except for those conditions that by their nature are to be satisfied at the Closing) are one or more of the conditions set forth in Section 7.1(b) or Section 7.1(c) (in each case, solely relating to the HSR Act or any other Antitrust Laws) or (B) by ninety (90) days if the SEC has not declared effective under the Securities Act the Registration Statement on or before November 30, 2026; provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Mergers to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) or Section 7.3(a) or Section 7.3(b), as applicable, if it was continuing as of the Closing (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote at a duly held Company Stockholders Meeting;

(c) by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement);

(d) by the Company, prior to, but not after, the time the Company Stockholder Approval is obtained, if (A) the Company has received a Company Superior Proposal after the date of this Agreement, (B) the Company Board or a committee thereof has authorized the Company to enter into a definitive Company Alternative Acquisition Agreement to consummate the transaction contemplated by that Company Superior Proposal following the procedures set forth in Section 6.3(e) (and immediately following such termination, the Company enters into such definitive Company Alternative Acquisition Agreement), (C) the Company has complied in all material respects with the terms of Section 6.3 with respect to such Company Superior Proposal, and (D) concurrently with (and as a condition to) such termination the Company pays Parent the Termination Fee in accordance with Section 8.3;

Section 8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.6(b), Section 8.3 and ARTICLE I and ARTICLE IX (and the provisions that substantively define any related defined terms not substantively defined in ARTICLE I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or Fraud.

Section 8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to negotiating, preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act and any other Antitrust Laws in connection with the Mergers and the Registration Statement shall be borne by Parent.

(b) If Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(c) If the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), then the Company shall pay Parent the Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent concurrently with termination of this Agreement.

(d) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain the Company Stockholder Approval), and on or before the date of any such termination, a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five (5) Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Terminable Breach) and, following the execution of this Agreement and on or before the date of any such termination, a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least five (5) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Company Competing Proposal or (y) entering into a definitive agreement relating to a Company Competing Proposal. For purposes of this Section 8.3(d), any reference in the definition of the Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(e) In no event shall Parent be entitled to receive more than one payment of the Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. In circumstances where the Termination Fee is payable by the Company in accordance with Section 8.3(b), Section 8.3(c), or Section 8.3(d), the Parties agree that such Termination Fee shall be the sole and exclusive remedy of Parent, Merger Sub 1 and Merger Sub 2 against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of any of the Transactions, including the Mergers, to be consummated except in the case of Fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such Fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of Fraud or a Willful and Material Breach of any covenant, agreement or obligation set forth in this Agreement. Each of the parties acknowledges that any amounts payable by the Company pursuant to this Section 8.3, including the Termination Fee, do not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate Parent for the disposition of its rights under this Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that this Section 9.2 shall not limit any covenant or agreement of the Parties which by its express terms contemplates performance after the applicable First Merger Effective Time or Second Merger Effective Time, which shall survive to the extent expressly provided for herein.

Section 9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person (upon receipt), (b) if transmitted by facsimile (upon confirmation of transmission by the transmitting equipment), (c) if transmitted by electronic mail (“e-mail”) (upon transmission, provided that no transmission error is received) or (d) if transmitted by national overnight courier (upon receipt of proof of delivery), in each case as addressed as follows:

(i)	if to Parent, Merger Sub 1 or Merger Sub 2, to:

Repligen Corporation

41 Seyon Street, Building #1, Suite 100

Waltham, MA 02453

Attention: [***]

Email: [***]

with a required copy to (which copy shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Stuart M. Cable

   Jacqueline Mercier

   Tevia K. Pollard

E-mail: scable@goodwinlaw.com

 jmercier@goodwinlaw.com

 tpollard@goodwinlaw.com

(ii)	if to the Company, to:

BioLife Solutions, Inc.

3303 Monte Vill Parkway, Suite 310

Bothell, WA 98021

Attention: [***]

Email: [***]

with a required copy to (which copy shall not constitute notice):

K&L Gates LLP

1 Park Plaza, Twelfth Floor

Irvine, CA 92614

Attention: Michael A. Hedge; Jason C. Dreibelbis;

Lauren A. Ammons

E-mail: michael.hedge@klgates.com;

jason.dreibelbis@klgates.com; lauren.ammons@klgates.com

Section 9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company

Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to New York time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Parent or the Company, as applicable, prior to the date of this Agreement), (ii) any Governmental Entity include any successor to that Governmental Entity, (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section, (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day, and (v) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company or Parent, as applicable, (B) filed with or furnished to the SEC and available on EDGAR, as applicable or (C) provided by the Company or Parent, as applicable, in physical form for review by the other Party or its Representatives, in each case, by 5:00 p.m. New York time on the day prior to the date of execution of this Agreement.

Section 9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) ARTICLE III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after the First Merger Effective Time and (b) Section 6.8 (which from and after the First Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the First Merger Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT ARE BASED UPON, ARISE OUT OF, OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE IN CONNECTION WITH ANY CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) BASED UPON, ARISING OUT OF, OR RELATING TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION, OR PERFORMANCE OF THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT, OR PROCEEDING, THAT IT IS NOT SUBJECT TO THE JURISDICTION OF SAID COURTS, OR THAT SUCH ACTION, SUIT, OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT SUCH CLAIMS OR CAUSES OF ACTION MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL SUCH CLAIMS OR CAUSES OF ACTION SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH COURTS. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH CLAIMS OR CAUSES OF ACTION AND AGREES THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH CLAIMS OR CAUSES OF ACTION IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) BASED UPON, ARISING OUT OF, OR RELATING TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION, OR PERFORMANCE OF THIS AGREEMENT, ARE LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH CLAIMS OR CAUSES OF ACTION. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

Section 9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

Section 9.10 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.7(b), in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees that (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 9.11 Amendment. This Agreement may be amended by the Parties at any time before or after adoption and approval of this Agreement by the stockholders of the Company or the shareholders of Parent, but, after any such adoption and approval, no amendment shall be made which by Law would require the further approval by such stockholders or shareholders, as applicable, without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.12 Extension; Waiver. At any time prior to the First Merger Effective Time, the Company and Parent may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 9.13 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, the Company, Merger Sub 1 or Merger Sub 2 under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

REPLIGEN CORPORATION

By:	/s/ Olivier Loeillot
Name:	Olivier Loeillot
Title:	Chief Executive Officer

BRAVO MERGER SUB I, INC.

By:	/s/ George Scott
Name:	George Scott
Title:	Authorized Signatory

BRAVO MERGER SUB II, LLC

By:	/s/ George Scott
Name:	George Scott
Title:	Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

BIOLIFE SOLUTIONS, INC.

By:	/s/ Roderick de Greef
Name:	Roderick de Greef
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“AI System” means any machine learning, deep learning, natural language processing, generative artificial intelligence or other artificial intelligence technology, including any machine-based system that infers, from the input it receives, how to generate outputs such as predictions, content, recommendations or decisions, and any models, algorithms, model weights, and training, validation, fine-tuning and testing data used in connection therewith.

“AI Laws” means any Law applicable to the development, training, provision, deployment or use of any AI System, including Regulation (EU) 2024/1689 (the EU Artificial Intelligence Act), U.S. state Laws regulating artificial intelligence, automated decision-making or profiling and any binding regulations, rules or orders promulgated under any of the foregoing.

“Antitrust Laws” means the HSR Act or any other national, supranational or regulatory Law designed to prohibit, restrict or regulate actions for the purpose or effect of merger, monopolization, restraining trade or abusing a dominant position, including foreign direct investment Laws.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation (contingent or otherwise, including by reason of being an ERISA Affiliate).

“Company Competing Proposal” means any proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of the Company’s and its Subsidiaries’ consolidated assets (by fair market value) or net revenue as measured by the Company’s consolidated financial statements for the fiscal year ended December 31, 2025, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any tender or exchange offer, as defined pursuant to the Exchange

Act, that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of 20% or more of the outstanding shares of Company Common Stock.

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Company Competing Proposal, or any matter relating thereto or of consequence thereof or (ii) any changes in the market price or trading volume of the Company’s stock or Parent’s stock or any other securities of the Company or Parent, or the fact that the Company or Parent meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause of any of the foregoing may constitute a Company Intervening Event), constitute a Company Intervening Event.

“Company Non-U.S. Benefit Plan” means any Company Benefit Plan that is maintained pursuant to or is subject to the laws of a country other than the United States, excluding any benefit plan mandated or pursuant to which the Company or any of its Subsidiaries is required to contribute, in either case, under applicable Laws.

“Company Owned Intellectual Property” means all Intellectual Property owned by, purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries.

“Company Products” means all products and related services provided or offered by or on behalf of the Company or any of its Subsidiaries, including without limitation any products that are designed, manufactured, distributed, sold or otherwise made commercially available by or on behalf of the Company or its Subsidiaries, in each case, as of the date hereof.

“Company Proprietary Software” means all Software owned by, purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries.

“Company Stockholder Approval” means the adoption and approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon.

“Company Superior Proposal” means a bona fide written Company Competing Proposal that in the good faith determination of the Company Board, after consultation with the Company’s financial advisors, (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Mergers (after taking into account any adjustments or revisions to the terms of this Agreement offered by Parent as contemplated by Section 6.3(e)(iii)), and (ii) is capable of being consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements and any other aspects considered relevant by the Company Board provided, however, that, for purposes of this definition of “Company Superior Proposal,” any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any legally binding contract, commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other instrument or agreement.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any (a) employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (b) stock option plan, stock purchase plan, equity-based plan, retention plan, program, agreement or arrangement, profit sharing plan, bonus or incentive plan, program, agreement or arrangement, deferred compensation arrangement or agreement, severance pay plan, program or agreement, compensation plan, program, agreement or arrangement, change in control plan, program, agreement or arrangement, supplemental income arrangement, vacation plan or policy, and any other employee benefit plan, agreement or arrangement, not described in (a) above; and (c) plan or arrangement providing compensation to employee and non-employee directors (other than, in each case, any employment or service agreements or offer letters with employees or non-employee directors).

“Encumbrances” means liens, pledges, charges, negative pledges, encumbrances, claims, hypothecation, mortgages, deeds of trust, encroachment, right of way, deed of restriction, bailment (in the nature of a pledge for purposes of security), security interests, restrictions, rights of first refusal or offer, easement, servitude, community or other marital property interest, equitable interest defects in title, transfer restriction or other covenant with respect to such asset (including with respect to voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership), prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker or human health and safety (as such relate to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any Person means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the U.S. Food and Drug Administration and any successor agency thereto.

“FDCA” means the Federal Food, Drug, and Cosmetic Act of 1938, 21 U.S.C. §§ 301 et seq., as amended.

“Fraud” means actual (and not constructive, negligent or equitable) fraud, consisting of an intentional misrepresentation of material fact by one Party to the other Party or Parties in the making of the representations and warranties in Article IV and Article V, as applicable, to induce the complaining Party to act and upon which the complaining Party actually relied upon to its detriment; provided, that actual fraud will be deemed to exist only if all of the elements of common law fraud under Delaware law are satisfied and the applicable Party made the applicable representation or warranty with knowledge that such representation or warranty was actually inaccurate when made.

“Good Manufacturing Practices” or “GMP” shall mean the requirements for the quality system under which the Company Products are manufactured, including the applicable provisions of current Good Manufacturing Regulations set forth in the United States Code of Federal Regulations (Title 21, Parts 210-211, Parts 600 et seq. and Part 820), the European Union Guide to Good Manufacturing Practice including Annexes in the Production of Pharmaceutical Products, and other applicable guidelines and regulations of any applicable Governmental Entity.

“Governmental Entity” means any federal, state, national, tribal, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person), or public or private arbitral body.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law and (b) radioactive materials, crude oil or any fraction thereof, petroleum, petroleum based products or byproducts, medical or infectious waste, asbestos, asbestos-containing materials, heavy metals, chlorinated solvents, urea formaldehyde foam insulation, polychlorinated biphenyls, toxic mold or mycotoxins, radon and per- or polyfluoroalkyl substances.

“Healthcare Law” means any Law of any Governmental Entity the purpose of which is to ensure the safety, efficacy and quality of drugs and biologics by regulating the development, manufacturing, processing, packaging, transportation, testing, handling, holding, distribution, sales, marketing and promotion of these products, including the FDA’s current Good Manufacturing Practices, manufacturing facilities compliance and approval, labeling, record keeping and filing of required reports and their respective counterparts promulgated by Governmental Entities, including: (a) the FDCA; (b) the Public Health Service Act of 1944 (42 U.S.C. § 201 et seq.); (c) the exclusion Laws (42 U.S.C. § 1320a-7); (d) the Health Insurance Portability and Accountability Act of 1996; (e) with respect to clauses (a) through (d), all regulations promulgated thereunder and as may be amended; (f) all other Laws and guidance governing the licensure, accreditation, certification and operations of the Company; and (g) any other Laws that relate to quality, safety, licensure, accreditation or any other material aspect of providing manufacturing and analytical testing services that relate to drugs and biologics.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (b) obligations of such Person evidenced by bonds, notes or debentures, (c) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person, (d) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person, (e) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, (f) obligations of such Person in respect of interest rate and currency obligation swaps and hedge arrangements, in each case, calculated as if the applicable swap or hedging arrangement was terminated at the First Merger Effective Time, and (g) indebtedness of others as described in clauses (a) through (f) above guaranteed by such Person, but Indebtedness does not include (i) accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, (ii) the endorsement of negotiable instruments for collection in the ordinary course of business and (iii) obligations arising from treasury services, banking products and cash management services.

“Intellectual Property” means any and all, in any jurisdiction throughout the world: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof (collectively, “Patents”), (b) registered and unregistered trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, corporate names, packaging design, slogans, domain names, symbols, logos, trade dress and other identifiers of source, origin or quality, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby) (collectively, “Marks”), (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto (including all computer programs, manuals and other documentation, compilations, and all derivatives, translations, adaptations, templates and combinations of the above), together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”), (d) trade secrets and other intellectual property rights in confidential or proprietary information (including know-how, designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable, and business, financial, sales and marketing plans) (collectively, “Trade Secrets”), (e) Internet domain names and URLs (“Domain Names”), (f) rights of attribution and integrity and other moral rights of an author and (g) any and all other intellectual property, industrial or proprietary rights, in any jurisdiction throughout the world, whether statutory, common law or otherwise.

“IT Assets” means all computers, Software, hardware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, platforms and cloud services (including Software as a service, platform as a service and infrastructure as a service) and all other computer, telecommunications, information technology systems, assets and equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Law” means any law, rule, regulation, ordinance, code, act, statute, injunction, ruling, award, decree, writ, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Malicious Code” means any disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults, security vulnerabilities (as such terms are commonly understood in the Software industry) or other Software routines or hardware components that (i) enable or assist any Person to access without authorization or disable or erase any IT Assets or (ii) otherwise significantly adversely affect the functionality of any IT Assets.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has had, or would reasonably be expected to have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no fact, circumstance, effect, change, event or development (by itself or when aggregated or taken together with any and all other facts, circumstances, effects, changes, events or developments) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities generally on any securities exchange or over-the-counter market;

(iii) regulatory, legislative or political conditions in the United States (including a government shutdown) or any other country or region in the world, or changes therein;

(iv) geopolitical conditions, acts of hostilities, war (whether declared or undeclared), sabotage, terrorism or military actions (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage, terrorism or military actions) in the United States or any other country or region in the world, including the current conflicts involving the Russian Federation and Ukraine, Israel and Hamas, the United States, Israel and Iran, or any change, escalation or worsening thereof;

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, weather conditions, epidemics, pandemics, quarantines, plagues, other outbreaks of illness or public health events or other natural or man-made disasters or acts of God in the United States or any other country or region in the world, or any escalation of the foregoing;

(vi) the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that expressly addresses the consequences of the execution or delivery of this Agreement by such Party or the consummation of the Transactions by such Party);

(vii) the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is requested in writing by the other Party or expressly required by, this Agreement, (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement by such Party or the consummation of the Transactions by such Party );

(viii) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix) any changes in such Party’s stock price or the trading volume of such Party’s stock (or any other securities of such Party), or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect to the extent not otherwise excluded by the definition hereof);

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)–(iv) and (viii) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the same industry of such Party (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent of such disproportionate impact).

“Nasdaq” means The Nasdaq Stock Market.

“Open Source Software” means any Software (in source or object code form) that is subject to (a) a license or other agreement commonly referred to as an open source, free Software, copyleft or community source code license (including any code or library licensed under the GNU Affero General Public License, GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of Software subject to such license or agreement, that such Software or other Software linked with, called by, combined or distributed with such Software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind or (iv) redistributable at no charge, including without limitation any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

“Ordinary Course Licenses” means licenses to Intellectual Property contained in (a) a Party’s standard terms of use or terms of service, license or service agreements, in each case, with respect to its own products and services, (b) confidentiality agreements, (c) agreements with a Party’s employees and independent contractors, (d) agreements with a Party’s distributors, resellers, or sales representatives and (e) agreements for generally commercially available Software and hosted services; in each case that are non-exclusive, and granted in the ordinary course of business consistent with past practice.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof or (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) Parent, Merger Sub 1 and Merger Sub 2 when used with respect to the Company, and (b) the Company when used with respect to Parent, Merger Sub 1 or Merger Sub 2.

“Parent Equity Awards” means, collectively, Parent Option Awards, Parent PSU Awards, and Parent RSU Awards.

“Parent Option Awards” means any options to purchase Parent Common Stock granted under the Parent Equity Plans.

“Parent Owned Intellectual Property” means all Intellectual Property owned by, purported to be owned by or exclusively licensed to Parent or any of its Subsidiaries.

“Parent Products” means all products and related services provided or offered by or on behalf of Parent or any of its Subsidiaries, including without limitation any products that are designed, manufactured, distributed, sold or otherwise made commercially available by or on behalf of Parent or its Subsidiaries, in each case, as of the date hereof.

“Parent PSU Awards” means any restricted stock units granted under the Parent Equity Plans that are subject to performance-based vesting.

“Parent Registered and Pending Intellectual Property” all material Registered Intellectual Property and all pending applications therefor that is owned by, purported to be owned by or exclusively licensed to Parent or its Subsidiaries.

“Parent RSU Awards” means any restricted stock units granted under the Parent Equity Plans that are subject solely to time-based vesting.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means: (a) Encumbrances disclosed in Schedule 1.1 of the Company Disclosure Letter, (b) Encumbrances for Taxes, assessments, utilities or other governmental charges or levies imposed with respect to such real property that are (i) not yet due and payable (or are due and payable without penalty) or (ii) being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) the interests of lessors and sublessors of any leased real properties and other statutory Encumbrances in favor of lessors and sublessors with respect to any leased real properties, (d) easements, rights of way and other imperfections of title or encumbrances with respect to real property that do not materially interfere with the present use or occupancy of, or materially detract from the value of, such real property in the operation of the Company and its Subsidiaries conducted thereon, (e) requirements and restrictions of zoning, building and other laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated in any material respect by the current use or occupancy of such real property of the operation of the Company and its Subsidiaries thereon, (f) Encumbrances incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, pension programs and similar obligations, (g) mechanics’, carriers’, workmen’s, repairmen’s or other like liens or other similar encumbrances with respect to such real property arising or incurred in the ordinary course of business which are not due and payable, and that do not materially interfere with the present use of, or materially detract from the value of, the real property related thereto, (h) nonexclusive licenses and nonexclusive sublicenses of Intellectual Property granted in the ordinary course of business, (i) any Encumbrances that would be discharged or released at or prior to the Closing, (j) restrictions on the transfer of securities arising under federal and state securities laws, and (k) Encumbrances provided by operation of law that do not materially detract from the value or ordinary use of the property covered by such Encumbrances.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that is linked, or reasonably can be linked to the identity of a particular individual, or that constitutes “personal information,” “personal data,” “personally identifiable information”, “protected health information” or similar terms as defined in applicable Laws.

“Privacy Laws” means any Law that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information and any such Law governing privacy, data security, data or security breach notification, any penalties and compliance with any order, including the Gramm-Leach-Bliley Act, the California Consumer Privacy Act, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder (collectively, “HIPAA”), all Laws governing the collection, use, disclosure or security of biometric data, genetic data or consumer health data (including the Illinois Biometric Information Privacy Act and the Washington My Health My Data Act), and other United States state laws concerning privacy or data security, the CAN-SPAM Act, the Telephone Consumer Protection Act, the UK Data Protection Act 2018, the European General Data Protection Regulation (the “GDPR”), EU Directive 2002/58/EC and any Laws or regulations implementing either or both of the GDPR and EU Directive 2002/58/EC (each as amended from time to time).

“Proceeding” means any civil, criminal, administrative or other similar claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, originating application to a tribunal, arbitration or other proceeding at Law or in equity.

“Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded with any Governmental Entity or other public authority, including registrations and applications for Patents, Marks, Copyrights and Domain Names.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means all computer software, applications and software code (in any format, including object code or source code), computer programs, interfaces, firmware, modules, software implementations of algorithms, models and methodologies, databases and compilations of data, whether machine readable or otherwise, and all related documentation and materials.

“Solvent” shall mean, with respect to any Person, that as of any date of determination (a) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person will be able to pay its indebtedness as it matures. For purposes of the foregoing definition only, “indebtedness” means a liability in connection with another Person’s (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, declaration, claim for refund, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes and charges, levies or other assessments in the nature of a tax, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, withholdings, custom duties, and other assessments in the nature of a tax together with all interest, penalties, and additions thereto, imposed by any Governmental Entity.

“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“Termination Fee” means $59,000,000.

“Trading Day” means any day on which the Parent Common Stock is listed or quoted and traded on Nasdaq.

“Transactions” means the Mergers and the other transactions contemplated by this Agreement, including each other agreement to be executed and delivered in connection herewith and therewith.

“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean, with respect to any covenant, representation, warranty or other agreement set forth in this Agreement, a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act required to be taken under this Agreement by the breaching Party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a material breach of such covenant, representation, warranty or other agreement.

Exhibit 99.1

Repligen to Acquire BioLife Solutions, Expanding Its Cell Therapy Capabilities with Market Leading Biopreservation Media

Fast-tracks Repligen’s leadership and customer solution offering in high-growth cell therapy market by adding BioLife’s differentiated, high-margin recurring revenue business

BioLife stockholders to receive cash and Repligen common stock at a value of $31.00 per share, representing a total enterprise value of approximately $1.5 billion

Compelling financially, the transaction is expected to be accretive to Repligen’s top-line growth, adjusted margins, and adjusted earnings per share by at least 5 cents in year one and at least 25 cents in year two

Repligen reports preliminary second quarter reported revenue growth of approximately 12% or 13% organic; BioLife reports preliminary second quarter revenue growth of approximately 21% year-over-year

WALTHAM, Mass. and BOTHELL, Wash., July 22, 2026 — Repligen Corporation (NASDAQ: RGEN, “Repligen,” or “the Company”), a life sciences company focused on bioprocessing technology leadership, and BioLife Solutions, Inc. (NASDAQ: BLFS) (“BioLife”), a leading developer and supplier of cell processing tools and services for the cell and gene therapy (“CGT”) market, today announced they have entered into a definitive agreement under which Repligen, subject to customary closing conditions, will acquire BioLife for a total enterprise value of approximately $1.5 billion, comprised of 64% in Repligen common stock and 36% in cash (the “Transaction”). The directors of each company unanimously approved the Transaction.

Olivier Loeillot, President and Chief Executive Officer of Repligen, said: “The acquisition of BioLife represents a natural next step in the evolution of our strategy and further strengthens our position as a leading provider of mission-critical technologies for biologics manufacturing. BioLife brings a highly differentiated portfolio of products including a market-leading biopreservation media platform and other cell processing tools. This opportunity will expand Repligen’s presence in the rapidly growing cell therapy market, broaden our solutions offering to cell therapy customers, and add a deeply embedded, high-margin consumables business with attractive recurring revenue. Just as important, we believe our shared culture of innovation and customer centricity will create a strong foundation for future growth and value creation.”

“Over the past several years, we have successfully repositioned BioLife around our market-leading biopreservation media franchise, while strengthening our financial profile and establishing a durable foundation for profitable growth,” said Roderick de Greef, Chairman and Chief Executive Officer of BioLife. “Repligen shares our commitment to providing innovative, differentiated, and enabling tools that help customers bring important therapies to patients. Its global commercial reach, complementary technologies and proven operating capabilities make Repligen an ideal partner for BioLife. This Transaction will expand the reach and impact of our portfolio, while providing BioLife stockholders with immediate cash value and the opportunity to participate in Repligen’s future growth.”

Compelling Strategic and Financial Rationale

Cell therapy represents a significant and growing portion of the global pharma pipeline, while commercial revenues are projected to grow at more than 20% annually through the end of the decade. BioLife’s products are deeply embedded in the cell therapy workflow and highly complementary to Repligen’s existing offering in this market. BioLife’s differentiated biopreservation media portfolio, led by CryoStor®, supports 18 commercially approved therapies and the majority of U.S. commercially sponsored cell-based therapy trials. As a combined commercial team, BioLife will benefit from Repligen’s broader global reach, including Asia Pacific, while Repligen will benefit from BioLife’s trusted customer relationships.

The Transaction is expected to be accretive to Repligen’s top-line growth, adjusted margins, and adjusted earnings per share by at least 5 cents in year one and at least 25 cents in year two. Repligen expects at least $20 million of synergies in year one and at least $30 million in year two from eliminating public-company costs, G&A efficiencies, and manufacturing and supply-chain optimization. While this combination is expected to generate important cross-selling opportunities, Repligen’s financial expectations only assume modest revenue synergies leaving the potential for future upside. The cash component of the merger consideration will be funded with cash on hand. Repligen’s balance sheet is expected to remain healthy with greater than $300 million of pro forma cash and cash equivalents, preserving optionality for additional M&A and other investment opportunities.

Transaction Terms

BioLife stockholders will receive $11.25 per share in cash and 0.1442 shares of Repligen common stock, which equates to a total value of $31.00 per share. This represents an implied premium of 24% to 90-day volume-weighted average price (VWAP) for the period ended July 21, 2026.

The Transaction is expected to close in the fourth quarter of 2026, subject to customary regulatory approvals, approval by BioLife stockholders, and the satisfaction of other customary closing conditions set forth in the merger agreement.

Preliminary & Unaudited Second Quarter 2026 Results

Repligen expects preliminary second quarter revenue growth of approximately 12% as reported and 13% on an organic basis, both compared to the same period in 2025. In addition, Repligen expects to deliver strong year-over-year margin expansion. Repligen will report full second quarter results on July 28, 2026, before the market opens and will host a conference call at 8:00 a.m. ET.

BioLife expects preliminary second quarter revenue of $28.5 million, an increase of 21% compared with $23.4 million for the second quarter of 2025. BioLife plans to report its full second quarter 2026 financial results on August 6, 2026. Due to the pending acquisition, BioLife will not be hosting an earnings conference call.

These preliminary results are unaudited and subject to change pending completion of each company’s quarter-end financial close process. The preliminary unaudited results of BioLife for the second quarter 2026 reflect only the continuing operations of BioLife unless otherwise noted.

Conference Call and Webcast Access

Repligen will host a conference call and webcast today, July 22, 2026, at 8:30 a.m. ET, to discuss the acquisition. The conference call will be accessible by dialing toll-free (833) 461-5787 for domestic callers and (585) 542-9983 for international callers. The meeting ID is: 747529619. In addition, a webcast will be accessible via the Investor Relations section of the Company’s website. The webcast will be archived for a period of time following the live event. You can access the replay on the Investor Relations section of the Company’s website.

Advisors

Perella Weinberg and Goldman Sachs & Co. LLC are serving as financial advisors and Goodwin Procter is serving as legal counsel to Repligen. Centerview Partners, LLC is serving as financial advisor and K&L Gates LLP is serving as legal counsel to BioLife.

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About Repligen Corporation

Repligen Corporation is a global life sciences company that develops and commercializes highly innovative bioprocessing technologies and systems that enable efficiencies in the process of manufacturing biological drugs. We are “inspiring advances in bioprocessing” for the customers we serve; primarily biopharmaceutical drug developers and contract development and manufacturing organizations (CDMOs) worldwide. Our focus areas are Filtration and Fluid Management, Chromatography, Process Analytics and Proteins. Our corporate headquarters are located in Waltham, Massachusetts, and the majority of our manufacturing sites are in the U.S., with additional key sites in Estonia, Germany, Ireland, the Netherlands and Sweden. For more information about the Company see our website at www.repligen.com, and follow us on LinkedIn.

About BioLife Solutions

BioLife Solutions is a leading developer and supplier of bioproduction products and services for the cell and gene therapy (CGT) and broader biopharma markets. Our expertise facilitates the commercialization of new therapies by supplying solutions that maintain the health and function of biologic materials during collection, development, storage, and distribution. For more information, please visit www.biolifesolutions.com or follow BioLife on LinkedIn and X.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this press release, which are not historical in nature or do not relate to current facts, are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provisions of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on, among other things, Repligen management’s and BioLife management’s beliefs, assumptions, current expectations, estimates and projections about the economy and Repligen and BioLife, as applicable, and the industries in which Repligen and BioLife operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements include statements regarding, among other things, the expected benefits of the Transaction and Repligen’s ability to recognize the benefits of the Transaction; the anticipated timing of the closing of the Transaction; the anticipated financial impact of the Transaction on Repligen and the belief that this is a financially compelling transaction and accretive in the near-term; expectations for Repligen’s performance following the Transaction, including future financial and operating results; beliefs that the Transaction will accelerate profitable growth; beliefs and expectations about the cell therapy industry, including its growth, and BioLife’s position as a highly-differentiated cell processing tool leader; anticipated synergies; beliefs about the drivers for future growth following the Transaction, including with respect to the pipeline and regulatory matters; the expected impact on customers and revenue opportunities; Repligen’s second quarter results, including revenue growth and expectations for strong margin expansion and Repligen’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. Repligen and BioLife caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Repligen or BioLife; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect Repligen following the Transaction, or the expected benefits of the Transaction); the failure to obtain BioLife stockholder approval or to satisfy any of the other conditions to the Transaction on a timely basis or at all; the possibility that the anticipated benefits of the Transaction, including anticipated synergies, financial impact and revenue growth, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Repligen and BioLife do business; the risk that the parties have overestimated the size or trajectory of the cell therapy market and BioLife’s market position; the potential for increased regulatory scrutiny and the impact on the clinical pipeline, global approvals and expanded indications; the possibility that the Transaction may be more expensive to complete than anticipated; diversion of BioLife and Repligen management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; risks relating to the potential dilutive effect of shares of Repligen common stock to be issued in the Transaction and other factors that may affect future

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results of Repligen. Additional factors that could cause results to differ materially from those described above can be found in Repligen’s Annual Report on Form 10-K for the year ended December 31, 2025, Repligen’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, BioLife’s Annual Report on Form 10-K for the year ended December 31, 2025, BioLife’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, in each issuer’s respective Current Reports on Form 8-K and in other documents Repligen and BioLife file with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Repligen and BioLife caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Repligen and BioLife each disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Additional Information and Where to Find It

In connection with the Transaction, Repligen will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of BioLife and a prospectus of Repligen (the “proxy statement/prospectus”), and each of Repligen and BioLife may file with the SEC other relevant documents regarding the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY REPLIGEN AND BIOLIFE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REPLIGEN, BIOLIFE AND THE TRANSACTION. When final, a definitive copy of the proxy statement/prospectus will be mailed to BioLife stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Repligen and BioLife, free of charge from Repligen or BioLife or from the SEC’s website when they are filed. The documents filed by Repligen with the SEC may be obtained free of charge at Repligen’s website, at www.repligen.com, or by requesting them by mail at Repligen Corporation, 41 Seyon Street Building 1, Suite 100 Waltham, Massachusetts 02453, Attention: Corporate Secretary. The documents filed by BioLife with the SEC may be obtained free of charge at BioLife’s website, at www. biolifesolutions.com, or by requesting them by mail at BioLife Solutions, Inc., 3303 Monte Villa Parkway, Suite 310, Bothell, WA 98021, Attention: Corporate Secretary. The information included on Repligen’s and BioLife’s websites is not incorporated by reference into this press release.

Participants in the Solicitation

Repligen and BioLife and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BioLife in respect of the Transaction. Information about Repligen’s directors and executive officers is available in Repligen’s proxy statement, dated April 2, 2026, for its 2026 Annual Meeting of Stockholders, and other documents filed by Repligen with the SEC. Information about BioLife’s directors and executive officers is available in BioLife’s proxy statement, dated July 8, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioLife with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Repligen or BioLife as indicated above.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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Non-GAAP Measures of Financial Performance

This press release includes certain “non-GAAP measures.” Please refer to the Company’s “Non-GAAP Measures of Financial Performance” included within the Company’s current and historical filings on Forms 8-K for more information on the use of non-GAAP measures by the Company.

Repligen Preliminary Reconciliation of Total Revenue (GAAP) Growth to Organic Revenue Growth (Non-GAAP)

Q2 - 26
TOTAL REPORTED REVENUE(GAAP) GROWTH	12%
Acquisition and divestiture revenue	1%
Currency exchange	0%

ORGANIC REVENUE GROWTH (NON-GAAP)	13%

Repligen Investor Relations Contact:

Jacob Johnson

VP, Investor Relations

781-419-0204

investors@repligen.com

BioLife Media & Investor Relations Contact:

At the Company

Troy Wichterman

Chief Financial Officer

425.402.1400

twichterman@biolifesolutions.com

Investors

John Graziano

Investor Relations

jgraziano@biolifesolutions.com

Vivian Cervantes

Alliance Advisors IR

973-873-7724

vcervantes@allianceadvisors.com

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Exhibit 99.2

Repligen to Acquire BioLife Solutions

July 22, 2026

REPLIGEN

July 22, 2026 Repligen to Acquire BioLife Solutions Exhibit 99.2

Safe Harbor Statement Cautionary Statement Regarding Forward-Looking Statements Statements included in this presentation, which are not historical in nature or do not relate to current facts, are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provisions of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on, among other things, Repligen management’s and BioLife management’s beliefs, assumptions, current expectations, estimates and projections about the economy and Repligen and BioLife, as applicable, and the industries in which Repligen and BioLife operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include statements regarding, among other things, the expected benefits of the BioLife Transaction and Repligen’s ability to recognize the benefits of the BioLife Transaction; the anticipated timing of the closing of the BioLife Transaction; the anticipated financial impact of the BioLife Transaction on Repligen and the belief that this is a financially compelling transaction and accretive in the near-term; expectations for Repligen’s performance following the BioLife Transaction, including future financial and operating results; beliefs that the BioLife Transaction will accelerate profitable growth; beliefs and expectations about the cell therapy industry, including its growth, and BioLife’s position as a highly-differentiated cell processing tool leader; anticipated synergies; beliefs about the drivers for future growth following the BioLife Transaction, including with respect to the pipeline and regulatory matters; the expected impact on customers and revenue opportunities; Repligen’s second quarter results, including revenue growth and expectations for strong margin expansion and Repligen’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. Repligen and BioLife caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Repligen or BioLife; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect Repligen following the BioLife Transaction, or the expected benefits of the BioLife Transaction); the failure to obtain BioLife stockholder approval or to satisfy any of the other conditions to the BioLife Transaction on a timely basis or at all; the possibility that the anticipated benefits of the BioLife Transaction, including anticipated synergies, financial impact and revenue growth, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Repligen and BioLife do business; the risk that the parties have overestimated the size or trajectory of the cell therapy market and BioLife’s market position; the potential for increased regulatory scrutiny and the impact on the clinical pipeline, global approvals and expanded indications; the possibility that the BioLife Transaction may be more expensive to complete than anticipated; diversion of BioLife and Repligen management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the BioLife Transaction; risks relating to the potential dilutive effect of shares of Repligen common stock to be issued in the BioLife Transaction and other factors that may affect future results of Repligen. Additional factors that could cause results to differ materially from those described above can be found in Repligen’s Annual Report on Form 10-K for the year ended December 31, 2025, Repligen’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, BioLife’s Annual Report on Form 10-K for the year ended December 31, 2025, BioLife’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, in each issuer’s respective Current Reports on Form 8-K and in other documents Repligen and BioLife file with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Repligen and BioLife caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Repligen and BioLife each disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

We continue to execute diligently and delivered another excellent quarter Second Quarter: ~12% reported or 13% organic revenue growth(1), strong margin expansion Full details to be provided on July 28th Strong momentum in our existing business and high-confidence in our future growth Excited to announce another key milestone in our company's journey … the acquisition of BioLife Solutions BioLife Acquisition Will Build on Our Momentum Organic revenue growth is a non-GAAP measure. See the Appendix to this presentation for a reconciliation to the nearest GAAP measure.

Acquisition Highlights Signed agreement to acquire BioLife Solutions for $31/share … targeted to close in Q4-26 (1) Excited to welcome ~160 associates to the RGEN team at closing … shared culture of innovation BioLife is a scaled, highly-differentiated cell processing tools leader for the cell therapy industry Strategic one-step adjacency in the high-growth bioprocessing ecosystem Accretive to both revenue growth & margins and year 1 adj. EPS … stock/cash mix preserves flexibility Straightforward integration plan with clear synergies Meets all acquisition criteria: differentiated technology, strategic fit, financially compelling Headquartered in Bothell, WA Revenue (M)(2) Top Product: CryoStor® Revenue Mix(2) Repligen to Acquire BioLife Solutions … Combining Two Growth Engines CPT(3) Directors of each company unanimously approved the transaction. Subject to customary regulatory approvals and by BioLife Solutions shareholders. No shareholder vote required for Repligen. Source: BioLife Investor Presentation, Revenue reflects a pro forma view for recent divestitures. CPT (Cell Processing Tools), includes: hPL Solutions, CellSeal®, Signata, and ThawSTAR®; BPM also includes HypoThermosol. 98% Consumable 46% Commercial Bio-preservation media +29%

Fast-tracks Cell Therapy (CT) Leadership Adds a differentiated platform in a rapidly growing market Enhances cell therapy capabilities Creates Expected Long-term Value for Shareholders Accelerates profitable growth Adds new vertical for accretive M&A Expands Robust Customer Solutions Offering Creates new cross-selling opportunities Enables launch of integrated solution offering for CT Brings Deeply Embedded, Trusted Platform Adds high-margin recurring revenue Extends commercial - stage exposure A strategic one-step adjacency in the high-growth bioprocessing ecosystem Strong Strategic Rationale with Immediate Value Creation Opportunity

Fully Aligned with Repligen Acquisition Criteria Technology First: à Differentiated cell processing platform 1 Strategic Relevance: à Strengthens presence in growing cell therapy market 2 Cell therapy market growing >20% … BioLife expands our offering Ability to leverage our commercial org … cross-sell & expand in APAC Product development through common scientific/sales expertise Financial Discipline: à Accretive to our financials 3 Expect immediate accretion to growth, margins, and adjusted EPS High single digit ROIC forecasted over the medium-term Expect >$20M of year 1 synergies: public co., G&A, and supply chain Trusted platform with significant regulatory recognition Proprietary formulation with demonstrated leading performance Advanced cell processing portfolio embedded across workflows ü ü ü

Sizable Piece of Biologics Pipeline

Pharma drug pipeline by modality [(1)]

RNA
ADC
GT
mAbs & proteins
Cell Therapy ~22%

Healthy Commercial Demand

Cell therapy revenue expected to grow >20% through 2030

Global Commercial Cell-Based Therapy Revenue ($B) [(2)]

$19
23% CAGR
$7
2025
2030 F

Multiple Drivers of Future Growth

REPLIGEN

7

Sizable Piece of Biologics Pipeline 1,100+ global cell therapies in pipeline Following proteins, cell therapy is the #2 modality in biologics Healthy Commercial Demand Multiple Drivers of Future Growth Strong efficacy driving adoption and approvals Robust commercial outlook Three blockbuster therapies Sizable clinical pipeline Global approvals and expanded indications Allogeneic therapies drives potential upside Favorable regulatory momentum 23% CAGR Cell therapy revenue expected to grow >20% through 2030 (1) Repligen analysis of GlobalData (Phase 1 to Phase 3 pipeline), RNA includes other new modalities (2) Source: BLFS June 2026 Investor Deck, Evaluate Pharma Global Commercial Cell-Based Therapy Revenue ($B) (2) BioLife Increases Our Presence in Cell Therapy, an Attractive & Rapidly Growing Market Pharma drug pipeline by modality (1) With BioLife, our pro forma new modalities mix will be ~25% … tailwind for above-market growth potential … while we remain highly-indexed to mAbs

BioLife Accelerates the Expansion of Our Cell Therapy Offering

Expands Customer Value Proposition

Accelerates Revenue Growth

- ✓ Expands cross-selling opportunities
- ✓ Leverages global commercial reach

Enhances our Portfolio Offering

Biolife Solutions
TFDF
Vector production
Affinity resins
Vector purification
Broad & Growing Cell Therapy Portfolio
ATF
bioreactor intensification
Single use
mixing & fluid mgmt
PAT
(in-line glucose, lactate, biomass)

REPLIGEN 8

ATF bioreactor intensification Broad & Growing Cell Therapy Portfolio Expands Customer Value Proposition Accelerates innovation and new products Expands customer investment and support Enables integrated solutions selling Accelerates Revenue Growth Expands cross-selling opportunities Leverages global commercial reach Enhances our Portfolio Offering Addresses a multi-billion dollar CGT Tools market Creates growth opportunities (e.g. cytokines) BioLife Accelerates the Expansion of Our Cell Therapy Offering

Attractive Deal Structure … Preserving Flexibility for Repligen Deal Structure Highlights Consideration ~$1.5B enterprise value … 11x 2027E Revenue with an attractive EV/EBITDA multiple on a fully synergized basis(1) $564 million of cash and 7.2 million Repligen shares Exchange ratio: 1 BioLife share = 0.1442 Repligen shares Value Proposition for BioLife Shareholders With equity component, BioLife shareholders participate in the upside of the combined company Structure Preserves Flexibility for Repligen >$300M Pro forma cash(2) left on balance sheet Cash portion funded with cash on hand ~1x Net leverage Total /Share consideration Cash $11.25 $19.75 $31.00 Stock (1) Assumes $20 million of year 1 synergies; FactSet consensus as of July 21, 2026 (2) Pro forma cash and cash equivalents upon deal close

We Believe This is a Financially Compelling Transaction (1) 2025 Revenue reflects a pro forma view for recent divestitures. (2) RGEN includes stock compensation expense in the calculation of adj. EBITDA (3) Pro forma for year 1 synergies of $20M Synergies Attractive Deal Financials PF(1) Revenue Growth: 29% 2025, 23% first half 2026 Cell Therapy market LT market >20% growth Assumed limited sales synergies … cross sell/APAC Potential upside to model Accretive to RGEN Adj. Gross Margin and EBITDA Margins (~25% 2025 BLFS synergized Adj. EBITDA(2)) 5+ cents accretive to adj. EPS in year 1 … 25+ cents in year 2 FY25 Gross Margin: 65% FY25 Adj. EBITDA margin: ~4% (2) … harmonized to include stock comp. burden (26% as reported) >$20M year 1 />$30M year 2 synergies: Public Company & G&A Supply chain & mfg scrap rate reductions 75% Opex/25% COGS Top Line Adjusted EBITDA / EPS Line of sight to an improved growth trajectory … and straightforward synergies Accretive to Revenue Growth

Adds deeply embedded solutions in CT workflow & commercial therapies Scalable platform with high-growth, high-margin, recurring consumables revenues in bioprocessing Summary: Acquisition of highly-differentiated cell processing leader … Strengthens Repligen with a one-step adjacency in the high-growth bioprocessing ecosystem Fast-tracks our differentiated leadership in cell therapy market Cell therapy is rapidly growing market … meaningful portion of pharma pipelines Combination benefits customers by expanding robust CT solutions Increases cross-selling opportunities … enables launch of Integrated solutions for cell therapy workflow Financially compelling … expected to be an accretive transaction Accretive to growth, margins, and year 1 adj. EPS … synergies straightforward … capital flexibility

Appendix

Transaction Opportunity Overview … Strong Strategic Fit, Financially Compelling Strong Strategic Fit Fast-tracks cell therapy leadership, expands our presence in this high-growth market Adds deeply embedded solutions in cell therapy workflows & commercial therapies Combination benefits customers by expanding robust CT solutions Deal Terms Deal values BioLife at $31.00/share .. $11.25/share in cash and $19.75/share of RGEN shares Exchange ratio: 1 BioLife share = 0.1442 Repligen shares ~$1.5B enterprise value … attractive EV/EBITDA multiple on a fully synergized basis 7.2M Repligen shares … $564M in cash, funded with available cash on hand Financially Compelling Accretive to revenue growth and margins Expect to be 5+ cents accretive to year 1 adj. EPS and 25+ cents in year 2 Straightforward integration plan … expect >$20M+ of year 1 synergies and >$30M+ in year 2 Timing / Approvals Directors of each company unanimously approved the transaction Subject to customary regulatory approvals and by BioLife Solutions shareholders Pending approvals, expected to close in Fourth Quarter 2026

Non-GAAP Measures of Financial Performance This presentation includes certain “non-GAAP measures.” Please refer to the Company’s “Non-GAAP Measures of Financial Performance” included within the Company’s current and historical filings on Forms 8-K for more information on the use of non-GAAP measures by the Company.   These are preliminary results and subject to change until such time as the Company completes its quarter-end financial close process. Repligen will report full second quarter results on July 28, 2026, before the market opens and will host a conference call at 8:00 a.m. ET. Repligen Preliminary Reconciliation of Total Revenue (GAAP) Growth to Organic Revenue Growth (Non-GAAP)

Exhibit 99.3

Repligen Employee FAQ

1.	Why is Repligen acquiring BioLife Solutions?

The acquisition is a natural next step in the evolution of our strategy and further strengthens our position as a leading provider of mission-critical technologies for biologics manufacturing. BioLife Solutions brings a highly differentiated portfolio led by a market-leading biopreservation media platform and other cell processing tools, fast-tracking our leadership in the high-growth cell therapy market.

2.	Why is this transaction the right move for our strategy?

Expanding into cell therapy is fully aligned with our strategy and accelerates it in a rapidly growing market where customers need trusted bioprocessing partners. BioLife’s differentiated portfolio broadens our solutions offering to cell therapy customers and adds a deeply embedded, high-margin consumables business with attractive recurring revenue.

3.	How will this transaction lead to further growth?

The cell therapy market is projected to grow at over 20% CAGR through the end of the decade, and BioLife’s products are already specified into 18 commercially approved cell therapies and the majority of U.S. commercially sponsored cell-based therapy trials. With approximately 98% of revenue in consumables, the business provides durable, high-margin recurring revenue that enhances Repligen’s financial profile.

4.	How is the acquisition being funded, and will new shares be issued?

BioLife is being acquired for a total enterprise value of approximately $1.5 billion, comprised of approximately 64% in Repligen common stock and 36% in cash, with the cash component funded from cash on hand. Repligen’s balance sheet is expected to remain healthy, preserving optionality for additional M&A and investment in our business.

5.	When will this transaction close?

We expect to complete the acquisition in the fourth quarter of 2026, and until then, Repligen and BioLife will operate as independent companies.

6.	What regulatory or legal approvals are required before closing?

The transaction, which has been unanimously approved by the directors of both companies is subject to customary regulatory approvals, approval by BioLife shareholders, and the satisfaction of other customary closing conditions.

7.	What does this mean for my role, and will the org structure change?

It’s business as usual – there are no changes to roles, reporting structures, or responsibilities at this time. Any future organizational decisions will be part of integration planning. Integration will not begin until after closing.

8.	How will BioLife fit within Repligen after closing?

We currently anticipate that BioLife will operate as an individual business reporting directly to the CEO during the integration period. This preserves its customer focus and market leadership while gaining Repligen’s broader global commercial reach, including Asia Pacific, and innovation capabilities.

9.	What happens to the Repligen stock or equity I hold?

Repligen is the acquiring company, so Repligen stock will continue to trade on the open market as usual, and outstanding equity awards continue under their existing terms.

10.	What if a BioLife employee contacts me – can I contact them?

Until closing, Repligen and BioLife remain separate, independent companies, so please do not initiate discussions or share information without an authorized business reason and approval. Any contact should occur only through approved channels at the direction of management.

11.	What should I tell customers and partners who ask?

Tell them we’re excited that this combination expands our robust offering of cell therapy workflow solutions and better positions us to support the development and commercialization of innovative therapies.

12.	What if I’m contacted by media, analysts, or investors?

Consistent with Repligen policy, do not respond directly – refer them to Repligen’s Investor Relations team, and contact your manager if you’re unsure.

13.	Can I post on social media about the transaction?

You may repost or share content from Repligen’s official channels, but do not create new content or comment on the transaction yourself. Please refer to Repligen’s social media policy for additional guidance.

14.	Who can I contact with more questions?

Please contact your manager with any questions regarding the transaction.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication, which are not historical in nature or do not relate to current facts, are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provisions of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, Repligen management’s and BioLife management’s beliefs, assumptions, current expectations, estimates and projections about the economy and Repligen and BioLife, as applicable, and the industries in which Repligen and BioLife operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements include statements regarding, among other things, the expected benefits of the transaction and Repligen’s ability to recognize the benefits of the transaction; the anticipated timing of the closing of the transaction; the anticipated financial impact of the transaction on Repligen and the belief that this is a financially compelling transaction and accretive in the near-term; expectations for Repligen’s performance following the transaction, including future financial and operating results; beliefs that the transaction will accelerate profitable growth; beliefs and expectations about the cell therapy industry, including its growth, and BioLife’s position as a highly-differentiated cell processing tool leader; anticipated synergies; beliefs about the drivers for future growth following the transaction, including with respect to the pipeline and regulatory matters; the expected impact on customers and revenue opportunities; Repligen’s second quarter results, including revenue growth and expectations for strong margin expansion and Repligen’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. Repligen and BioLife caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Repligen or BioLife; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect Repligen following the transaction, or the expected benefits of the transaction); the failure to obtain BioLife stockholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction, including anticipated synergies, financial impact and revenue growth, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Repligen and BioLife do business; the risk that the parties have overestimated the size or trajectory of the cell therapy market and BioLife’s market position; the potential for increased regulatory scrutiny and the impact on the clinical pipeline, global approvals and expanded indications; the possibility that the transaction may be more expensive to complete than anticipated; diversion of BioLife and Repligen management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks relating to the potential dilutive effect of shares of Repligen common stock to be issued in the transaction and other factors that may affect future results of Repligen. Additional factors that could cause results to differ materially from those described above can be found in Repligen’s Annual Report on Form 10-K for the year ended December 31, 2025, Repligen’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026 BioLife’s Annual Report on Form 10-K for the year ended December 31, 2025,

BioLife’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, in each issuer’s respective Current Reports on Form 8-K and in other documents Repligen and BioLife file with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Repligen and BioLife caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Repligen and BioLife each disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Additional Information and Where to Find It

In connection with the transaction, Repligen will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of BioLife and a prospectus of Repligen (the “proxy statement/prospectus”), and each of Repligen and BioLife may file with the SEC other relevant documents regarding the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY REPLIGEN AND BIOLIFE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REPLIGEN, BIOLIFE AND THE TRANSACTION. When final, a definitive copy of the proxy statement/prospectus will be mailed to BioLife stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Repligen and BioLife, free of charge from Repligen or BioLife or from the SEC’s website when they are filed. The documents filed by Repligen with the SEC may be obtained free of charge at Repligen’s website, at www.repligen.com, or by requesting them by mail at Repligen Corporation, 41 Seyon Street Building 1, Suite 100 Waltham, Massachusetts 02453, Attention: Corporate Secretary. The documents filed by BioLife with the SEC may be obtained free of charge at BioLife’s website, at www. biolifesolutions.com, or by requesting them by mail at BioLife Solutions, Inc., 3303 Monte Villa Parkway, Suite 310, Bothell, WA 98021, Attention: Corporate Secretary. The information included on Repligen’s and BioLife’s websites is not incorporated by reference into this communication.

Participants in the Solicitation

Repligen and BioLife and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BioLife in respect of the transaction. Information about Repligen’s directors and executive officers is available in Repligen’s proxy statement, dated April 2, 2026, for its 2026 Annual Meeting of Stockholders, and other documents filed by Repligen with the SEC. Information about BioLife’s directors and executive officers is available in BioLife’s proxy statement, dated July 8, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioLife with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Repligen or BioLife as indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Exhibit 99.4

Repligen Employee Letter

From: Olivier Loeillot

To: All Repligen Employees

Date: July 22, 2026

Subject: BioLife Acquisition Announcement: A message from Olivier Loeillot

Dear Repligen Team,

Today marks an exciting milestone for Repligen. This morning, we announced that we have entered into a definitive agreement to acquire BioLife Solutions, a highly differentiated leader in cell processing tools for cell therapy. You can find the press release on our investor relations website here. In addition, we will host a call at 8:30am ET this morning, the webcast will be accessible via the Investor Relations section of the Company’s website.

First, a little about BioLife: the company is a market leader in cell processing tools including biopreservation media for cell therapy. Their differentiated product portfolio, led by CryoStor®, supports a number of commercially approved cell therapies and many clinical trials. BioLife is based in Bothell, WA and has approximately 160 employees.

This acquisition is a natural next step in the evolution of our strategy and further strengthens our position as a leading provider of bioprocessing technologies by fast-tracking our leadership in cell therapy and broadens our offering for this attractive end-market. BioLife is highly complementary to our portfolio and shares our culture of innovation and our commitment to advancing the science that improves human health worldwide.

It’s important to remember that today’s announcement is only the first step. The acquisition is subject to customary regulatory approvals, approval by BioLife shareholders, and other customary closing conditions. We expect to close the acquisition in the fourth quarter of 2026. Until then, Repligen and BioLife will continue to operate as separate, independent companies, and our focus remains on supporting our customers with high-quality products and a seamless experience. There is meaningful work ahead as we plan for integration, and we will continue to keep you updated as we progress.

You can find answers to common questions about this transaction in the FAQ attached, and if you have additional questions, please reach out to your manager. We will also host a Town Hall on Thursday July 30th, 2026 at 10:00am ET where we will address your questions directly.

Separately, alongside today’s news we also shared preliminary highlights from our second quarter results, which reflect continued strong performance. This momentum in our business during such an exciting time at our company is a testament to your hard work. We will provide full quarterly results and additional details on our Q2 Earnings Call at 8:00am ET on Tuesday, July 28, 2026. I thank you for your continued commitment to Repligen.

Best regards,

Olivier Loeillot

President and Chief Executive Officer

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication, which are not historical in nature or do not relate to current facts, are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provisions of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, Repligen management’s and BioLife management’s beliefs, assumptions, current expectations, estimates and projections about the economy and Repligen and BioLife, as applicable, and the industries in which Repligen and BioLife operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements include statements regarding, among other things, the expected benefits of the transaction and Repligen’s ability to recognize the benefits of the transaction; the anticipated timing of the closing of the transaction; the anticipated financial impact of the transaction on Repligen and the belief that this is a financially compelling transaction and accretive in the near-term; expectations for Repligen’s performance following the transaction, including future financial and operating results; beliefs that the transaction will accelerate profitable growth; beliefs and expectations about the cell therapy industry, including its growth, and BioLife’s position as a highly-differentiated cell processing tool leader; anticipated synergies; beliefs about the drivers for future growth following the transaction, including with respect to the pipeline and regulatory matters; the expected impact on customers and revenue opportunities; Repligen’s second quarter results, including revenue growth and expectations for strong margin expansion and Repligen’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. Repligen and BioLife caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Repligen or BioLife; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect Repligen following the transaction, or the expected benefits of the transaction); the failure to obtain BioLife stockholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction, including anticipated synergies, financial impact and revenue growth, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Repligen and BioLife do business; the risk that the parties have overestimated the size or trajectory of the cell therapy market and BioLife’s market position; the potential for increased regulatory scrutiny and the impact on the clinical pipeline, global approvals and expanded indications; the possibility that the transaction may be more expensive to complete than anticipated; diversion of BioLife and Repligen management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks relating to the potential dilutive effect of shares of Repligen common stock to be issued in the transaction and other factors that may affect future results of Repligen. Additional factors that could cause results to differ materially from those described above can be found in Repligen’s Annual Report on Form 10-K for the year ended December 31, 2025, Repligen’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026 BioLife’s Annual Report on Form 10-K for the year ended December 31, 2025, BioLife’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, in each issuer’s respective Current Reports on Form 8-K and in other documents Repligen and BioLife file with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Repligen and BioLife caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Repligen and BioLife each disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Additional Information and Where to Find It

In connection with the transaction, Repligen will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of BioLife and a prospectus of Repligen (the “proxy statement/prospectus”), and each of Repligen and BioLife may file with the SEC other relevant documents regarding the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY REPLIGEN AND BIOLIFE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY

BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REPLIGEN, BIOLIFE AND THE TRANSACTION. When final, a definitive copy of the proxy statement/prospectus will be mailed to BioLife stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Repligen and BioLife, free of charge from Repligen or BioLife or from the SEC’s website when they are filed. The documents filed by Repligen with the SEC may be obtained free of charge at Repligen’s website, at www.repligen.com, or by requesting them by mail at Repligen Corporation, 41 Seyon Street Building 1, Suite 100 Waltham, Massachusetts 02453, Attention: Corporate Secretary. The documents filed by BioLife with the SEC may be obtained free of charge at BioLife’s website, at www. biolifesolutions.com, or by requesting them by mail at BioLife Solutions, Inc., 3303 Monte Villa Parkway, Suite 310, Bothell, WA 98021, Attention: Corporate Secretary. The information included on Repligen’s and BioLife’s websites is not incorporated by reference into this communication.

Participants in the Solicitation

Repligen and BioLife and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BioLife in respect of the transaction. Information about Repligen’s directors and executive officers is available in Repligen’s proxy statement, dated April 2, 2026, for its 2026 Annual Meeting of Stockholders, and other documents filed by Repligen with the SEC. Information about BioLife’s directors and executive officers is available in BioLife’s proxy statement, dated July 8, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioLife with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Repligen or BioLife as indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.